Exhibit 99.1

TELESAT CORPORATION

Quarterly Report

For the Three Month and Nine Month Periods Ended September 30, 2024

PART I. FINANCIAL INFORMATION

PART II. OTHER INFORMATION

i

PART I. FINANCIAL INFORMATION

Item 1.       Financial Statements

Telesat Corporation
Unaudited Interim Condensed Consolidated Statements of Income (Loss)
For the periods ended September 30,

(in thousands of Canadian dollars, except per share amounts)		Three months		Nine months
	Notes	2024	2023	2024	2023
Revenue	4	$138,441	$175,086	$443,049	$538,260
Operating expenses	5	(45,935)	(49,545)	(149,330)	(154,651)
Depreciation		(32,233)	(47,058)	(100,272)	(140,067)
Amortization		(2,807)	(3,164)	(8,438)	(9,927)
Other operating gains (losses), net	6	2,272	(14)	2,254	344,899
Operating income		59,738	75,305	187,263	578,514
Interest expense	7	(59,443)	(67,748)	(185,815)	(205,171)
Gain on repurchase of debt	12	21,368	68,072	193,690	221,462
Interest and other income		15,668	16,181	57,033	48,764
Gain (loss) on foreign exchange		35,675	(76,886)	(67,215)	181
Income (loss) before income taxes		73,006	14,924	184,956	643,750
Tax (expense) recovery	8	(5,164)	(18,433)	(40,192)	(99,820)
Net income (loss)		$67,842	$(3,509)	$144,764	$543,930

Net income (loss) attributable to:
Telesat Corporation shareholders		$17,901	$(1,086)	$38,591	$146,653
Non-controlling interest		49,941	(2,423)	106,173	397,277
		$67,842	$(3,509)	$144,764	$543,930

Net income (loss) per Telesat Corporation Shares attributable to Telesat Corporation shareholders
Basic		$1.27	$(0.08)	$2.78	$10.98
Diluted		$1.23	$(0.08)	$2.68	$10.60

Total Weighted Average Telesat Corporation Shares Outstanding
Basic	16	14,046,257	13,576,099	13,888,334	13,354,723
Diluted	16	16,059,104	13,576,099	15,813,555	15,161,977

See accompanying notes to the unaudited interim condensed consolidated financial statements

Telesat Corporation
Unaudited Interim Condensed Consolidated Statements of Comprehensive Income (Loss)
For the periods ended September 30,

(in thousands of Canadian dollars)	Three months		Nine months
	2024	2023	2024	2023
Net income (loss)	$67,842	$(3,509)	$144,764	$543,930
Other comprehensive income (loss)
Items that may be reclassified into profit or loss
Foreign currency translation adjustments	(51,326)	58,015	89,755	8,124
Total other comprehensive income (loss)	(51,326)	58,015	89,755	8,124
Total comprehensive income (loss)	$16,516	$54,506	$234,519	$552,054

Total comprehensive income (loss) attributable to:
Telesat Corporation shareholders	$3,684	$14,541	$62,820	$149,195
Non-controlling interest	12,832	39,965	171,699	402,859
	$16,516	$54,506	$234,519	$552,054

See accompanying notes to the unaudited interim condensed consolidated financial statements

Telesat Corporation
Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity

(in thousands of Canadian dollars)	Telesat Corporation Shares	Accumulated earnings	Equity- settled employee benefits reserve	Foreign currency translation reserve	Total reserves	Total Telesat Corporation shareholders’ equity	Non- controlling Interest	Total shareholders’ equity
Balance as at January 1, 2023	$46,554	$356,273	$57,756	$20,853	$78,609	$481,436	$1,358,716	$1,840,152
Net income (loss)	—	146,653	—	—	—	146,653	397,277	543,930
Issuance of Public Shares on settlement of restricted share units	3,032	11	(611)	—	(611)	2,432	(5,411)	(2,979)
Issuance of Public Shares on exercise of stock options	29	—	—	—	—	29	(13)	16
Exchange of Limited Partnership units for Public Shares	1,457	21,118	2,375	1,344	3,719	26,294	(26,294)	—
Other comprehensive income (loss), net of tax (expense) recovery of $Nil	—	—	—	2,542	2,542	2,542	5,582	8,124
Share-based compensation	—	—	6,446	—	6,446	6,446	19,652	26,098
Balance as at September 30, 2023	$51,072	$524,055	$65,966	$24,739	$90,705	$665,832	$1,749,509	$2,415,341

Balance as at October 1, 2023	$51,072	$524,055	$65,966	$24,739	$90,705	$665,832	$1,749,509	$2,415,341
Net income (loss)	—	10,465	—	—	—	10,465	28,875	39,340
Issuance of Public Shares on settlement of restricted share units	180	—	(50)	—	(50)	130	(282)	(152)
Exchange of Limited Partnership units for Public Shares	—	459	—	14	14	473	(473)	—
Other comprehensive income (loss), net of tax (expense) recovery of $1,665	—	(921)	—	(15,952)	(15,952)	(16,873)	(45,621)	(62,494)
Share-based compensation	—	—	1,891	—	1,891	1,891	5,057	6,948
Balance as at December 31, 2023	$51,252	$534,058	$67,807	$8,801	$76,608	$661,918	$1,737,065	$2,398,983

Balance as at January 1, 2024	$51,252	$534,058	$67,807	$8,801	$76,608	$661,918	$1,737,065	$2,398,983
Net income (loss)	—	38,591	—	—	—	38,591	106,173	144,764
Issuance of Public Shares on settlement of restricted share units, deferred share units, and performance share units	5,215	12,873	(1,071)	867	(204)	17,884	(22,719)	(4,835)
Other comprehensive income (loss), net of tax (expense) recovery of $Nil	—	—	—	24,229	24,229	24,229	65,526	89,755
Share-based compensation	—	—	3,882	—	3,882	3,882	10,145	14,027
Balance as at September 30, 2024	$56,467	$585,522	$70,618	$33,897	$104,515	$746,504	$1,896,190	$2,642,694

See accompanying notes to the unaudited interim condensed consolidated financial statements

Telesat Corporation
Unaudited Interim Condensed Consolidated Balance Sheets

(in thousands of Canadian dollars)	Notes	September 30, 2024	December 31, 2023
Assets
Cash and cash equivalents		$1,077,399	$1,669,089
Trade and other receivables		61,155	78,289
Other current financial assets		219	631
Current income tax recoverable		9,035	16,510
Prepaid expenses and other current assets		116,837	52,169
Total current assets		1,264,645	1,816,688
Satellites, property and other equipment	4,9	1,838,641	1,260,298
Deferred tax assets		2,515	2,954
Other long-term financial assets		6,222	6,633
Long-term income tax recoverable		7,497	7,497
Other long-term assets	4	39,171	40,926
Intangible assets	4,10	685,673	692,756
Goodwill	10	2,487,797	2,446,603
Total assets		$6,332,161	$6,274,355

LIABILITIES
Trade and other payables		$157,467	$43,626
Other current financial liabilities		42,775	29,061
Income taxes payable		4,382	1,921
Other current liabilities		68,523	63,119
Current indebtedness	12	16,911	—
Total current liabilities		290,058	137,727
Long-term indebtedness	12	2,911,284	3,197,019
Deferred tax liabilities		224,111	235,247
Other long-term financial liabilities		13,249	14,938
Other long-term liabilities		250,765	290,441
Total liabilities		3,689,467	3,875,372

SHAREHOLDERS’ EQUITY
Share capital	13	56,467	51,252
Accumulated earnings		585,522	534,058
Reserves		104,515	76,608
Total Telesat Corporation shareholders’ equity		746,504	661,918
Non-controlling interest	14	1,896,190	1,737,065
Total shareholders’ equity		2,642,694	2,398,983
Total liabilities and shareholders’ equity		$6,332,161	$6,274,355

See accompanying notes to the unaudited interim condensed consolidated financial statements

Telesat Corporation
Unaudited Interim Condensed Consolidated Statements of Cash Flows
For the nine months ended September 30

(in thousands of Canadian dollars)	Notes	2024	2023
Cash flows from operating activities
Net income (loss)		$144,764	$543,930
Adjustments to reconcile net income (loss) to cash flows from operating activities:
Depreciation		100,272	140,067
Amortization		8,438	9,927
Tax expense (recovery)		40,192	99,820
Interest expense		185,815	205,171
Interest income		(55,970)	(47,627)
(Gain) loss on foreign exchange		67,215	(181)
Share-based compensation		14,504	26,066
(Gain) loss on disposal of assets		366	(7)
Gain on disposal of subsidiaries	6	(2,620)	—
Gain on repurchase of debt		(193,690)	(221,462)
Deferred revenue amortization		(42,222)	(45,453)
Pension expense		4,232	4,254
C-band clearing income		—	(344,892)
Other		6,255	2,819
Income taxes paid, net of income tax received	21	(40,550)	(44,650)
Interest paid, net of interest received	21	(99,562)	(140,125)
Government grant received	21	2,364	972
Operating assets and liabilities	21	(75,647)	(31,640)
Net cash from operating activities		64,156	156,989

Cash flows (used in) generated from investing activities
Cash payments related to satellite programs		(502,384)	(46,896)
Cash payments related to property and other equipment		(47,938)	(26,879)
Purchase of intangible assets		(52)	(13,211)
Net proceeds from disposal of subsidiaries	6	1,213	—
Government grant received		15,031	117
C-band clearing proceeds		—	351,438
Net cash (used in) generated from investing activities		(534,130)	264,569

Cash flows (used in) generated from financing activities
Repurchase of indebtedness	12,21	(147,908)	(316,733)
Payments of principal on lease liabilities	21	(1,808)	(1,608)
Satellite performance incentive payments	21	(2,971)	(4,319)
Proceeds from exercise of stock options		—	27
Tax withholdings on settlement of restricted and performance share units		(5,396)	(2,719)
Net cash (used in) generated from financing activities		(158,083)	(325,352)

Effect of changes in exchange rates on cash and cash equivalents		36,367	1,046

Changes in cash and cash equivalents		(591,690)	97,252
Cash and cash equivalents, beginning of period		1,669,089	1,677,792
Cash and cash equivalents, end of period		$1,077,399	$1,775,044

See accompanying notes to the unaudited interim condensed consolidated financial statements

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2024
(all amounts in thousands of Canadian dollars, except where otherwise noted)

1. BACKGROUND OF THE COMPANY

Telesat Corporation was incorporated under the Business Corporations Act (British Columbia) in October 2020 and is headquartered in Ottawa, Canada.

References herein to “Telesat” or “Company” refer to Telesat Corporation and its subsidiaries.

The Company is a global satellite operator, providing mission-critical communications solutions to support the requirements of sophisticated satellite users throughout the world. The Company’s state-of-the-art fleet consists of 15 geostationary satellites and the Canadian payload on Viasat-1.

The Company is building a constellation of low earth orbit (“LEO”) satellites and integrated terrestrial infrastructure, called “Telesat Lightspeed”. In January 2018, the first LEO satellite, LEO 1, was successfully launched into orbit. The LEO 1 satellite demonstrated certain key features of the Telesat Lightspeed system design, specifically the capability of the satellite and customer terminals to deliver a low latency broadband experience. In July 2023, the Company successfully launched its LEO 3 satellite into orbit, and it has since replaced LEO 1.

Telesat Corporation began trading on the Nasdaq Global Select Market and the Toronto Stock Exchange on November 19, 2021 under the ticker symbol “TSAT”. Quarterly and annual financial statements, material change statements and other publicly available documents of the Company can be obtained from the U.S. Securities Exchange Commission (“SEC”) at https://www.sec.gov and the System for Electronic Document Analysis and Retrieval (“SEDAR+”) at https://www.sedarplus.ca.

Unless the context states or requires otherwise, references herein to the “financial statements” or similar terms refer to the unaudited interim condensed consolidated financial statements of Telesat.

On November 13, 2024, these financial statements were approved by the Audit Committee of the Board of Directors and authorized for issue.

2. BASIS OF PRESENTATION

Statement of Compliance

The financial statements represent the interim financial statements of the Company and its subsidiaries, on a consolidated basis, prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”).

The financial statements should be read in conjunction with the December 31, 2023 consolidated financial statements of the Company. The financial statements use the same basis of presentation and accounting policies and critical accounting judgments and estimates as outlined in Notes 4 and 5 of the consolidated financial statements for the year ended December 31, 2023, with the exception of the changes outlined in Note 3, below.

The results of operations for the nine months ended September 30, 2024 are not necessarily indicative of the results that may be expected for the full fiscal year.

3. MATERIAL ACCOUNTING POLICY INFORMATION

Segment Reporting

As of January 1, 2024, the Company modified from reporting one operating segment to two operating segments. As a result, the comparative periods operating segment information has been restated. The two operating segments are geostationary (“GEO”) and LEO. Transactions that do not belong to a particular operating segment such as certain corporate entities are reported within “Other”. For additional details on the change in operating segments, refer to Note 4.

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2024
(all amounts in thousands of Canadian dollars, except where otherwise noted)

3. MATERIAL ACCOUNTING POLICY INFORMATION (cont.)

Operating segments are reported in a manner consistent with the internal reporting provided to the Company’s Chief Operating Decision Maker (“CODM”), who is the Company’s Chief Executive Officer.

Impairment of Goodwill and Indefinite Life Intangible Assets

An assessment for impairment of goodwill and indefinite life intangible assets is performed annually, or more frequently whenever events or changes in circumstances indicate that the carrying amounts of these assets are likely to exceed their recoverable amount.

Up to the year ended December 31, 2023, goodwill was tested for impairment at the entity-level which represented the lowest level within the Company at which the goodwill was monitored for internal management purposes. Due to the changes made to the operating segments explained in Note 4, as of January 1, 2024, the Company reallocated its goodwill to GEO and LEO segments on a relative fair value basis which are now considered to be the lowest level at which the associated goodwill is monitored for the purpose of impairment.

Future Changes in Accounting Policies

The International Accounting Standards Board (“IASB”) periodically issues new and amended accounting standards. The new and amended standards determined to be applicable to the Company are disclosed below. The remaining new and amended standards have been excluded as they are not applicable.

IFRS 18, Presentation and Disclosures of Financial Statements

In April 2024, the IASB issued IFRS 18, Presentation and Disclosures of Financial Statements (“IFRS 18”) with the aim of improving companies’ reporting of financial performance and giving investors a better basis for analyzing and comparing companies.

IFRS 18 introduces three new sets of requirements:

1) Improved comparability in the statement of profit or loss (income statement) which introduces three defined categories for income and expenses: operating, investing and financing. These changes would require all companies to use the same structure of the income statement and provide new defined subtotals, including operating profit.

2) Enhanced transparency of management-defined performance measures which would require companies to disclose explanations of those company specific measures that are related to the income statement.

3) More useful grouping of information in the financial statements which provides enhanced guidance on how to organize information and whether to provide it in the primary financial statements or in the notes.

IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, with early adoption permitted.

The Company is currently evaluating the impact of this new standard.

4. SEGMENT INFORMATION

Beginning in the first quarter of 2024, Telesat modified its operating segments to align with changes to the internal reporting being provided to the CODM. The CODM is provided with information to review the operating results, assess performance of the operations and make capital allocation decisions at the operating segment level comprising GEO and LEO. The accounting policies of the reportable segments are the same as those described in Note 2 and Note 3 above.

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2024
(all amounts in thousands of Canadian dollars, except where otherwise noted)

4. SEGMENT INFORMATION (cont.)

The segment information regularly reviewed by the CODM and the reconciliation thereof to the net income (loss) as well as the capital expenditures by operating segment are included in the following tables:

Nine months ended September 30, 2024	GEO	LEO	Other(3)	Consolidated
Revenue	$429,404	$13,645	$—	$443,049
Operating expenses, net of share-based compensation and non-recurring items(1)	(83,435)	(46,556)	(2,770)	(132,761)
Adjusted EBITDA(1)	$345,969	$(32,911)	$(2,770)	310,288
Share-based compensation				(14,504)
Non-recurring items(2)				(2,065)
Depreciation				(100,272)
Amortization				(8,438)
Other operating gains (losses), net				2,254
Operating income				187,263
Interest expense				(185,815)
Interest and other income				57,033
Gain on repurchase of debt				193,690
Gain (loss) on foreign exchange				(67,215)
Income (loss) before income taxes				184,956
Tax (expense) recovery				(40,192)
Net income (loss)				$144,764
Capital expenditures	$4,041	$656,632	$—	$660,673
Three months ended September 30, 2024	GEO	LEO	Other(3)	Consolidated
Revenue	$137,337	$1,104	$—	$138,441
Operating expenses, net of share-based compensation and non-recurring items(1)	(26,869)	(13,686)	(1,642)	(42,197)
Adjusted EBITDA(1)	$110,468	$(12,582)	$(1,642)	96,244
Share-based compensation				(3,061)
Non-recurring items(2)				(677)
Depreciation				(32,233)
Amortization				(2,807)
Other operating gains (losses), net				2,272
Operating income				59,738
Interest expense				(59,443)
Interest and other income				15,668
Gain on repurchase of debt				21,368
Gain (loss) on foreign exchange				35,675
Income (loss) before income taxes				73,006
Tax (expense) recovery				(5,164)
Net income (loss)				$67,842
Capital expenditures	$1,753	$324,653	$—	$326,406

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2024
(all amounts in thousands of Canadian dollars, except where otherwise noted)

4. SEGMENT INFORMATION (cont.)

Nine months ended September 30, 2023	GEO	LEO	Other(3)	Consolidated
Revenue	$530,599	$7,661	$—	$538,260
Operating expenses, net of share-based compensation and non-recurring items(1)	(85,092)	(40,902)	(1,898)	(127,892)
Adjusted EBITDA(1)	$445,507	$(33,241)	$(1,898)	410,368
Share-based compensation				(26,066)
Non-recurring items(2)				(693)
Depreciation				(140,067)
Amortization				(9,927)
Other operating gains (losses), net				344,899
Operating income				578,514
Interest expense				(205,171)
Interest and other income				48,764
Gain on repurchase of debt				221,462
Gain (loss) on foreign exchange				181
Income (loss) before income taxes				643,750
Tax (expense) recovery				(99,820)
Net income (loss)				$543,930
Capital expenditures	$20,787	$57,539	$—	$78,326
Three months ended September 30, 2023	GEO	LEO	Other(3)	Consolidated
Revenue	$171,768	$3,318	$—	$175,086
Operating expenses, net of share-based compensation and non-recurring items(1)	(25,485)	(16,279)	(512)	(42,276)
Adjusted EBITDA(1)	$146,283	$(12,961)	$(512)	132,810
Share-based compensation				(7,060)
Non-recurring items(2)				(209)
Depreciation				(47,058)
Amortization				(3,164)
Other operating gains (losses), net				(14)
Operating income				75,305
Interest expense				(67,748)
Interest and other income				16,181
Gain on repurchase of debt				68,072
Gain (loss) on foreign exchange				(76,886)
Income (loss) before income taxes				14,924
Tax (expense) recovery				(18,433)
Net income (loss)				$(3,509)
Capital expenditures	$4,808	$4,772	$—	$9,580

____________

(1)      The performance of each segment is evaluated by the CODM based on Adjusted EBITDA. Adjusted EBITDA is defined as operating income (excluding certain operating expenses such as share-based compensation expenses and unusual and non-recurring items, including restructuring related expenses) before interest expense, taxes, depreciation and amortization. Adjusted EBITDA margin is used to measure Telesat’s operating performance. Adjusted EBITDA does not have any standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other issuers.

(2)      Non-recurring payments includes severance payments and special compensation and benefits for executives and employees.

(3)      Transactions that do not belong to a particular operating segment such as certain corporate entities are reported within “Other”.

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2024
(all amounts in thousands of Canadian dollars, except where otherwise noted)

4. SEGMENT INFORMATION (cont.)

Service Revenue

The Company derives revenue from the following services:

Broadcast — Direct-to-home television, video distribution and contribution, and occasional use services.

Enterprise — Telecommunication carrier and integrator, government, consumer broadband, resource, maritime and aeronautical, retail and satellite operator services.

Consulting and other — Consulting services related to space and earth segments, government studies, satellite control services, and research and development.

Consolidated

Revenue derived from the above services was as follows:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023(1)	2024	2023(1)
Broadcast	$71,949	$85,146	$217,923	$257,015
Enterprise	63,133	83,718	203,096	264,836
Consulting and other	3,359	6,222	22,030	16,409
Revenue	$138,441	$175,086	$443,049	$538,260

Operating Segments

Revenue derived from the GEO operating segment was as follows:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Broadcast	$71,949	$85,146	$217,923	$257,015
Enterprise	63,133	83,718	203,096	264,836
Consulting and other	2,255	2,904	8,385	8,748
Revenue	$137,337	$171,768	$429,404	$530,599

____________

(1)      Revenue between Enterprise and Consulting and other were reclassified to correspond to the presentation in the current year.

Revenue derived from the LEO operating segment was $1,104 and $13,645 for three and nine months ended September 30, 2024 (three and nine months ended September 30, 2023 — $3,318 and $7,661). All revenue from the LEO segment was attributed to Consulting and other for the periods presented.

Equipment sales

Equipment sales included within the various services were as follows:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Broadcast	$—	$6	$—	$16
Enterprise	339	2,127	6,029	10,755
Equipment sales	$339	$2,133	$6,029	$10,771

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2024
(all amounts in thousands of Canadian dollars, except where otherwise noted)

4. SEGMENT INFORMATION (cont.)

All revenue from equipment sales relate to the GEO segment.

Geographic Information

Revenue by geographic region was based on the point of origin of the revenue, which was the destination of the billing invoice, and was allocated as follows:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Canada	$64,333	$82,691	$200,873	$253,370
United States	50,815	61,933	167,974	183,779
Latin America & Caribbean	9,293	8,903	27,366	36,782
Europe, Middle East & Africa	8,077	8,645	24,079	26,844
Asia & Australia	5,923	12,914	22,757	37,485
Revenue	$138,441	$175,086	$443,049	$538,260

For the three and nine months ended September 30, 2024 and 2023, the revenue from the LEO segment was from the United States geographic region.

The satellites and intangible assets have been classified based on ownership. Satellites, property and other equipment, and intangible assets by geographic region were allocated as follows:

As at,	September 30, 2024	December 31, 2023
Canada	$1,398,704	$782,639
United Kingdom	415,527	446,194
United States	14,399	18,035
Europe, Middle East & Africa (excluding United Kingdom)	8,427	11,395
All others	1,584	2,035
Satellites, property and other equipment	$1,838,641	$1,260,298
As at,	September 30, 2024	December 31, 2023
Canada	$645,808	$650,528
United States	26,439	25,999
Latin America & Caribbean	9,766	11,963
All others	3,660	4,266
Intangible assets	$685,673	$692,756

Other long-term assets by geographic region were allocated as follows:

As at,	September 30, 2024	December 31, 2023
Canada	$39,171	$40,926
Other long-term assets	$39,171	$40,926

Goodwill was not allocated to geographic regions.

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2024
(all amounts in thousands of Canadian dollars, except where otherwise noted)

4. SEGMENT INFORMATION (cont.)

Major Customers

For the three and nine months ended September 30, 2024 and 2023, there were two significant customers each representing more than 10% of consolidated revenue.

5. OPERATING EXPENSES

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Compensation and employee benefits(a)	$22,085	$27,020	$75,756	$88,768
Other operating expenses(b)	17,636	12,156	45,572	36,143
Cost of sales(c)	6,214	10,369	28,002	29,740
Operating expenses	$45,935	$49,545	$149,330	$154,651

____________

(a)      Compensation and employee benefits included salaries, bonuses, commissions, post-employment benefits and charges arising from share-based compensation.

(b)      Other operating expenses included general and administrative expenses, marketing expenses, in-orbit insurance expenses, professional fees and facility costs. The balance for the three and nine months ended September 30, 2024 included $0.4 million and $1.5 million of leases not capitalized due to exemptions and variable lease payments not included in the measurement of the lease liabilities (three and nine months ended September 30, 2023 — $0.3 million and $1.4 million).

(c)      Cost of sales included the cost of third-party satellite capacity, the cost of equipment sales and other costs directly attributable to fulfilling the Company’s obligations under customer contracts.

6. OTHER OPERATING GAINS (LOSSES), NET

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Gain (loss) on disposal of assets	$(348)	$(14)	$(366)	$7
Gain on disposal of subsidiaries	2,620	—	2,620	—
C-band clearing income	—	—	—	344,892
Other operating gains (losses), net	$2,272	$(14)	$2,254	$344,899

Gain on disposal of subsidiaries

In August 2024, Telesat sold its interest in wholly-owned subsidiaries, Infosat Communications LP and Infosat Communications GP, to a third party. Proceeds of $5.6 million included the purchase price of $3.25 million and a working capital adjustment of $2.3 million.

Cash flows associated with the disposal in the three and nine months ended September 30, 2024 were $1.2 million. This balance consisted of $2.9 million consideration received, net of cash previously held in the subsidiaries of $1.7 million.

The remaining consideration, including the working capital adjustment, is to be received in the fourth quarter of 2024.

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2024
(all amounts in thousands of Canadian dollars, except where otherwise noted)

6. OTHER OPERATING GAINS (LOSSES), NET (cont.)

Summarized financial information relating to the disposal of the subsidiaries is shown below:

September 30, 2024
Net proceeds, including working capital adjustments	$5,597
Carrying value
Assets	3,759
Liabilities	(782)
2,977
Gain on disposal	$2,620

C-Band Clearing

In 2020, the United States Federal Communications Commission adopted a Report and Order in connection with the clearing of a 300 MHz band of C-band downlink spectrum between 3,700 and 4,000 MHz to support the deployment of terrestrial 5G services in the United States.

An amount of US$259.6 million was accrued during the nine months ended September 30, 2023, relating to accelerated clearing of the C-band spectrum, and the proceeds were subsequently received later in 2023.

7. INTEREST EXPENSE

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Interest on indebtedness	$55,455	$63,360	$173,411	$191,538
Interest on satellite performance incentive payments	278	357	881	1,131
Interest on significant financing component	3,371	3,853	10,518	11,945
Interest on employee benefit plans	(38)	(195)	(116)	(583)
Interest on leases	377	373	1,121	1,140
Interest expense	$59,443	$67,748	$185,815	$205,171

8. INCOME TAXES

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Current tax expense (recovery)	$10,988	$14,531	$50,094	$55,559
Deferred tax expense (recovery)	(5,824)	3,902	(9,902)	44,261
Tax expense (recovery)	$5,164	$18,433	$40,192	$99,820

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2024
(all amounts in thousands of Canadian dollars, except where otherwise noted)

8. INCOME TAXES (cont.)

A reconciliation of the statutory income tax rate, which is a composite of Canadian federal and provincial rates, to the effective income tax rate was as follows:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Income (loss) before tax	$73,006	$14,924	$184,956	$643,750
Multiplied by the statutory income tax rates	26.40%	26.43%	26.40%	26.43%
	19,274	3,944	48,828	170,143
Income tax recorded at rates different from the Canadian tax rate	(578)	(7,846)	(8,452)	(11,421)
Permanent differences(1)	(8,626)	8,153	(10,895)	(63,076)
Effect on deferred tax balances due to the change in income tax rates	—	—	—	(102)
Effect of temporary differences not recognized as deferred tax assets	(5,568)	17,350	12,994	6,687
Change in estimates related to prior periods	(293)	(139)	(255)	(2,152)
Foreign exchange	1,065	(2,825)	(1,972)	(421)
Other(1)	(110)	(204)	(56)	162
Tax expense (recovery)	$5,164	$18,433	$40,192	$99,820
Effective income tax rate	7.07%	123.51%	21.73%	15.51%

____________

(1)      The amounts for the three and nine months ended September 30, 2023 reflect the adjustments made as a result of the adoption of the amendments to IAS 12, Income Taxes (“IAS 12”) effective for annual period beginning January 1, 2023.

9. SATELLITES, PROPERTY AND OTHER EQUIPMENT

For the nine months ended September 30, 2024, the Company had additions of $660.7 million (September 30, 2023 — $78.3 million) primarily related to purchases associated with the LEO program (September 30, 2023 — primarily related to purchases associated with the LEO program and the purchase of a geostationary satellite).

10. GOODWILL AND INTANGIBLE ASSETS

Indefinite life intangible assets are tested for impairment at the cash generating unit level. An assessment is performed annually, or more frequently whenever events or changes in circumstances indicate that the carrying amounts of these assets are likely to exceed their recoverable amount.

As stated in Note 4, commencing on January 1, 2024, Telesat reports on two operating segments — GEO and LEO, which are considered to be the lowest-level within the Company at which goodwill is monitored for impairment. As such, the goodwill was allocated as of January 1, 2024 to and is tested for impairment at the GEO and LEO operating segment levels rather than the previous entity levels.

The most sensitive assumptions were reviewed to determine whether or not there were any changes in the assumptions from the valuation that was performed at the end of 2023. Based upon this review, there was no impairment on goodwill, orbital slots or trade name.

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2024
(all amounts in thousands of Canadian dollars, except where otherwise noted)

11. LEASE LIABILITIES

The expected undiscounted contractual cash flows of the lease liabilities as at September 30, 2024 were as follows:

Remainder 2024	2025	2026	2027	2028	Thereafter	Total
$841	$3,380	$3,472	$3,382	$3,430	$31,759	$46,264

The undiscounted contractual cash flows included $12.9 million of interest payments.

12. INDEBTEDNESS

As at,	September 30, 2024	December 31, 2023
Senior Secured Credit Facilities
Revolving Credit Facility	$—	$—
Term Loan B – U.S. Facility(1) (September 30, 2024 – US$1,333,031 and December 31, 2023 – US$1,421,767)	1,802,924	1,882,846
Senior Unsecured Notes(2) (September 30, 2024 – US$221,250 and December 31, 2023 – US$295,000)	299,240	390,669
2026 Senior Secured Notes(3) (September 30, 2024 – US$387,047 and December 31, 2023 – US$399,040)	523,481	528,449
Senior Secured Notes(4) (September 30, 2024 – US$224,995 and December 31, 2023 – US$299,995)	304,306	397,283
	2,929,951	3,199,247
Deferred financing costs, prepayment options and loss on repayment	(1,756)	(2,228)
	2,928,195	3,197,019
Less: current indebtedness	(16,911)	—
Long-term indebtedness	$2,911,284	$3,197,019

____________

(1)      On December 6, 2019, Telesat Canada entered into a new amended and restated Credit Agreement with a syndicate of banks which provides for the extension of credit under the Senior Secured Credit Facilities (“Senior Secured Credit Facilities”). The Senior Secured Credit Facilities are comprised of two tranches — a revolving credit facility (“Revolving facility”) of up to $200.0 million US dollars maturing in December 2024 and Term Loan B — U.S. Facility of US$1,908.5 million maturing in December 2026.

During the nine months ended September 30, 2024, Telesat repurchased a portion of Term Loan B — U.S. Facility with a principal amount of $121.1 million (US$88.7 million) in exchange for $61.1 million (US$44.8 million). Of this balance, Telesat repurchased a portion of Term Loan B — U.S. Facility in the three months ended September 30, 2024 with a principal amount of $40.9 million (US$30.0 million) in exchange for $19.4 million (US$14.3 million).

During the three and nine months ended September 30, 2023, Telesat repurchased a portion of Term Loan B — U.S. Facility with a principal amount of $141.2 million (US$104.5 million) for retirement in exchange for $106.6 million (US$78.9 million).

(2)      On October 11, 2019, Telesat Canada issued, through a private placement, US$550 million of 6.5% Senior Unsecured Notes, which mature in October 2027 (“Senior Unsecured Notes”).

During the nine months ended September 30, 2024, Telesat repurchased Senior Unsecured Notes, with a principal amount of $100.4 million (US$73.8 million) in exchange for $30.4 million (US$22.3 million).

There were no repurchases during the three months ended September 30, 2024.

During the nine months ended September 30, 2023, Telesat repurchased Senior Unsecured Notes with a principal amount of $128.9 million (US$95.0 million) in exchange for $53.7 million (US$39.5 million).

There were no repurchases during the three months ended September 30, 2023.

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2024
(all amounts in thousands of Canadian dollars, except where otherwise noted)

12. INDEBTEDNESS (cont.)

(3)      On December 6, 2019, Telesat Canada issued, through a private placement, US$400 million 4.875% Senior Secured Notes, which mature in June 2027 (“Senior Secured Notes”).

During the nine months ended September 30, 2024, Telesat repurchased Senior Secured Notes with a principal amount of $103.3 million (US$75.0 million) in exchange for $48.4 million (US$35.1 million).

There were no repurchases during the three months ended September 30, 2024.

During the nine months ended September 30, 2023, Telesat repurchased Senior Secured Notes with a principal amount of $133.6 million (US$100.0 million) in exchange for $77.0 million (US$57.6 million). During the three months ended September 30, 2023, Telesat repurchased Senior Secured Notes with a principal amount of $9.2 million (US$6.9 million) in exchange for $5.5 million (US$4.1 million).

(4)      On April 27, 2021, Telesat Canada issued, through a private placement, US$500 million in aggregate principal amount of 5.625% Senior Secured Notes maturing on December 6, 2026 (“2026 Senior Secured Notes”).

During the nine months ended September 30, 2024, Telesat repurchased 2026 Senior Secured Notes with a principal amount of $16.4 million (US$12.0 million) in exchange for $8.0 million (US$5.9 million).

There were no repurchases during the three months ended September 30, 2024.

During the nine months ended September 30, 2023, Telesat repurchased 2026 Senior Secured Notes with a principal amount of $134.5 million (US$101.0 million) in exchange for $79.6 million (US$59.7 million). During the three months ended September 30, 2023, Telesat repurchased 2026 Senior Secured Notes with a principal amount of $75.6 million (US$57.3 million) in exchange for $45.5 million (US$34.5 million).

As a result of the repurchases of the Senior Unsecured Notes, Senior Secured Notes, the 2026 Senior Secured Notes and the Term Loan B — U.S. Facility for the nine months ended September 30, 2024, a gain on repurchase of debt of $193.7 million was recorded, inclusive of a write-off of the related debt costs and prepayment options of $0.4 million. During the three months ended September 30, 2024, a gain on repurchase of debt of $21.4 million was recorded, inclusive of a write-off of the related debt costs and prepayment options of $0.1 million.

As a result of the repurchases of the Senior Unsecured Notes, Senior Secured Notes and the 2026 Senior Secured Notes and the Term Loan B — U.S. Facility for the nine months ended September 30, 2023, a gain on repurchase of debt of $221.5 million was recorded, inclusive of a write-off of the related debt costs and prepayment options of $0.1 million. During the three months ended September 30, 2023, a gain on repurchase of debt of $68.1 million was recorded, inclusive of a write-off of the related debt costs and prepayment options of $0.1 million.

13. SHARE CAPITAL

The Class A Common shares together with the Class B Variable Voting shares represent the Telesat Corporation’s Public Shares (“Telesat Public Shares”). The Class C Fully Voting shares and Class C Limited Voting shares shall be referred to as (“Class C Shares”). The Telesat Public Shares and Class C Shares together represent Telesat Corporation Shares (“Telesat Corporation Shares”).

The number of shares and stated value of the outstanding shares were as follows:

	September 30, 2024		December 31, 2023
	Number of shares	Stated value	Number of shares	Stated value
Telesat Public Shares	13,940,086	$50,127	13,497,501	$44,912
Class C Shares	112,841	6,340	112,841	6,340
	14,052,927	$56,467	13,610,342	$51,252

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2024
(all amounts in thousands of Canadian dollars, except where otherwise noted)

13. SHARE CAPITAL (cont.)

The breakdown of the number of Telesat Public Shares, as at September 30, 2024, was as follows:

Telesat Public shares
Class A Common shares	2,016,982
Class B Variable Voting shares	11,923,104
Total Telesat Public shares	13,940,086

The number of Class A Common shares and Class B Variable Voting shares in the table above is based on information available to the Company as at September 30, 2024.

In addition, the Company has one Class A Special Voting Share, one Class B Special Voting Share, one Class C Special Voting Share and one Golden Share outstanding, each with a nominal stated value as at September 30, 2024 and December 31, 2023. The voting rights of the Special Voting Shares and the Golden Share are more fully described in the Company’s Annual Report filed on Form 20-F for the year ended December 31, 2023 that can be obtained on the SEC’s website at https://www.sec.gov and on the SEDAR+ at https://www.sedarplus.ca.

During the nine months ended September 30, 2024, 741,633 Restricted Share Units (“RSUs”) were settled for 356,127 Telesat Public Shares, on a net settlement basis (nine months ended September 30, 2023 — 511,157 RSUs were settled for 260,247 Telesat Public Shares, on a net settlement basis).

During the nine months ended September 30, 2024, 12,434 Deferred Share Units (“DSUs”) were settled for an equal number of Telesat Public Shares (nine months ended September 30, 2023 — Nil).

During the nine months ended September 30, 2024, 93,896 Performance Share Units (“PSU”) were settled for 67,281 Telesat Public Shares (nine months ended September 30, 2023 — Nil).

During the nine months ended September 30, 2024, 6,743 options were exercised in exchange for an equal number of Telesat Public Shares (nine months ended September 30, 2023 — 1,000)

During the nine months ended September 30, 2023, 532,473 Telesat Public Shares were issued in exchange for an equal number of Class B Limited Partnership units (“LP Units”). There were no exchanges of LP Units in the nine months ended September 30, 2024.

The number and stated value of the outstanding LP Units of Telesat Partnership LP (the “Partnership”) as at September 30, 2024 and December 31, 2023 were as follows:

	Number of units	Stated value
Class A and Class B LP Units	18,321,792	$50,141
Class C LP Units	18,098,362	38,893
	36,420,154	$89,034

On consolidation into Telesat Corporation, the stated value of the LP Units is included under non-controlling interest.

14. NON-CONTROLLING INTEREST

Non-controlling interests represent equity interests in the Partnership that are not attributable to the Company. As at September 30, 2024, Telesat Corporation held a general partnership interest representing approximately 28% economic interest in the Partnership (December 31, 2023 — approximately 27%). The remaining 72% economic interest represents exchangeable units held by the limited partnership unit holders (December 31, 2023 — 73%).

Net income (loss) attributable to non-controlling interests represents the non-controlling interests’ portion of the Partnership’s net income (loss).

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2024
(all amounts in thousands of Canadian dollars, except where otherwise noted)

15. SHARE-BASED COMPENSATION PLANS

On November 19, 2021, Telesat Corporation adopted an omnibus long-term incentive plan (“Omnibus Plan”). The Omnibus Plan allows for a variety of equity-based awards including stock options, RSUs, DSUs and PSUs. The stock options, RSUs, DSUs and PSUs are collectively referred to as “Award”. Each Award will represent the right to receive Public Shares or, in the case of PSUs, RSUs or DSUs, Public Shares or cash, in accordance with the terms of the Omnibus Plan.

Telesat Holdings Inc. (the predecessor entity to Telesat Canada and Telesat Corporation) adopted a management stock incentive plan in September 2008, as amended (the “2008 Telesat Plan”) and a second management stock incentive plan in April 2013, as amended (the “2013 Telesat Plan”). In the first half of 2021, Telesat Canada also adopted a restricted share unit plan (the “RSU Plan” together with the 2008 Telesat Plan and 2013 Telesat Plan, the “Historic Plan”).

The changes in number of time vesting stock options outstanding and their weighted average exercise price under the Omnibus Plan and Historic Plan have been summarized below:

	Historic plan		Omnibus Plan
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding, January 1, 2024	199,634	$38.76	803,265	$13.38
Forfeited	(2,068)		—
Expired	(144,938)		—
Exercised	—		(6,743)
Outstanding September 30, 2024	52,628	$70.83	796,522	$13.40

The movement under the Historic Plan was as follows:

	RSUs with time criteria	RSUs with time and performance criteria
Outstanding, January 1, 2024	517,688	124,080
Settled	(455,648)	—
Outstanding, September 30, 2024	62,040	124,080

The movement under the Omnibus Plan was as follows:

	RSUs with time criteria	PSUs with time and performance criteria	DSUs
Outstanding, January 1, 2024	784,725	375,137	124,616
Granted	504,670	410,888	62,650
Settled	(285,985)	(93,896)	(12,434)
Forfeited	(17,792)	—	—
Outstanding, September 30, 2024	985,618	692,129	174,832

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2024
(all amounts in thousands of Canadian dollars, except where otherwise noted)

16. EARNINGS PER SHARE

Basic earnings per share is calculated by dividing the net income (loss) for the period attributable to shareholders of each class of shares by the weighted average number of shares outstanding during the period.

Diluted earnings per share is calculated to give effect to equity Awards.

The following table presents reconciliations of the numerators of the basic and diluted per share computations:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Net income (loss) attributable to Telesat Corporation Shares	$17,901	$(1,085)	$38,591	$146,653
Effect of diluted securities	1,852	—	3,789	14,064
Diluted net income (loss) attributable to Telesat Corporation Shares	$19,753	$(1,085)	$42,380	$160,717

The following table presents reconciliations of the denominators of the basic and diluted per share computations:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Basic total weighted average number of Telesat Corporation Shares outstanding	14,046,257	13,576,099	13,888,334	13,354,723
Effect of diluted securities
Stock options	48,137	—	18,437	33,911
RSUs	1,173,594	—	1,194,740	1,433,410
DSUs	168,020	—	148,120	81,976
PSUs	623,096	—	563,924	257,957
Diluted total weighted average number of Telesat Corporation Shares outstanding	16,059,104	13,576,099	15,813,555	15,161,977

Effect of diluted securities represents Telesat Public Shares and Class C Shares assumed to be issued for no consideration. The difference between the number of Telesat Public Shares and Class C Shares assumed issued on exercise and the number of Telesat Public Shares and Class C Shares assumed repurchased are treated as an issue of common shares for no consideration.

The earnings per share for the three and nine months ended September 30, 2023 reflect the adjustment as a result of adoption of amendments to IAS 12, effective for annual period beginning January 1, 2023.

For the purpose of earnings per share, all of the Telesat Public Shares and Class C Shares have equivalent economic rights.

17. GOVERNMENT GRANT

In May 2019, Telesat entered into an agreement for a non-refundable government contribution of a value up to $85 million for a period until December 31, 2024 relating to the Telesat Lightspeed constellation.

For the nine months ended September 30, 2024, the Company recorded $12.3 million relating to the agreement (Nine months ended September 30, 2023 — $12.9 million).

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2024
(all amounts in thousands of Canadian dollars, except where otherwise noted)

17. GOVERNMENT GRANT (cont.)

Of the amount recorded in the nine months ended September 30, 2024, $3.8 million was recorded as a reduction to satellites, property and other equipment and $8.5 million was recorded as a reduction to operating expenses (Nine months ended September 30, 2023 — $9.8 million was recorded as a reduction to satellites, property and other equipment and $3.1 million was recorded as a reduction to operating expenses).

18. CAPITAL DISCLOSURES

The Senior Secured Credit Facilities, Senior Secured Notes and 2026 Senior Secured Notes are secured by substantially all of the Company’s assets, excluding the assets of unrestricted subsidiaries. If the Revolving Facility is drawn, the Senior Secured Credit Facilities require the Company to comply with a first lien net leverage ratio test. As at September 30, 2024, the first lien net leverage ratio was 5.22:1.00, which was less than the maximum test ratio of 5.75:1.00.

The Company’s operating results are tracked against budget and this analysis is reviewed by senior management.

19. FINANCIAL INSTRUMENTS

Measurement of Risks

The Company, through its financial assets and liabilities, is exposed to various risks. The following analysis provides a measurement of risks as at September 30, 2024.

Credit risk

Credit risk is the risk that a counterparty to a financial asset will default, resulting in the Company incurring a financial loss. As at September 30, 2024, the maximum exposure to credit risk is equal to the carrying value of the financial assets which totaled $1,145.0 million (December 31, 2023 — $1,754.6 million).

The following table provides breakdown by maturity of financial assets as at September 30, 2024:

		Contractual cash flows
	Carrying amount	Remaining 2024	2025	2026	2027	2028	Thereafter
Cash and cash equivalents	$1,077,399	$1,077,399	$—	$—	$—	$—	$—
Trade and other receivables, excluding deferred receivables	58,460	58,460	—	—	—	—	—
Deferred receivables	7,667	1,465	1,629	1,431	721	604	1,817
Other financial assets	1,469	219	—	—	—	—	1,250
	$1,144,995	$1,137,543	$1,629	$1,431	$721	$604	$3,067

Cash and cash equivalents are invested with high quality investment grade financial institutions and are governed by the Company’s corporate investment policy, which aims to reduce credit risk by restricting investments to high-grade, mainly U.S. dollar and Canadian dollar denominated investments.

The Company has credit evaluation, approval and monitoring processes intended to mitigate potential credit risks related to trade accounts receivable. The Company’s standard payment terms are 30 days with interest typically charged on balances remaining unpaid at the end of standard payment terms. The Company’s historical experience with customer defaults has been minimal. As at September 30, 2024, North American and International customers made up 55% and 45% of the outstanding trade receivable balance, respectively (December 31, 2023 — 49% and 51%, respectively). Anticipated bad debt losses have been provided for in the allowance for doubtful accounts. The allowance for doubtful accounts as at September 30, 2024 was $13.0 million (December 31, 2023 — $6.5 million).

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2024
(all amounts in thousands of Canadian dollars, except where otherwise noted)

19. FINANCIAL INSTRUMENTS (cont.)

The Company mitigates the credit risk associated with derivative instruments by entering into them with only high-quality financial institutions.

Foreign exchange risk

The Company’s operating results are subject to fluctuations as a result of exchange rate variations to the extent that transactions are made in currencies other than Canadian dollars. The Company’s main currency exposures lie in its U.S. dollar denominated cash and cash equivalents, trade and other receivables, trade and other payables and indebtedness with the most significant impact being on the U.S. dollar denominated indebtedness, cash and short-term investments. As at September 30, 2024 and December 31, 2023, the entire indebtedness was denominated in U.S. dollars, with the Canadian dollar equivalent of the U.S. dollar denominated indebtedness equaling $2,930.0 million and $3,199.2 million, respectively, before netting of deferred financing costs, prepayment options and loss on repayment.

As at September 30, 2024, the impact of a 5 percent increase (decrease) in the value of the U.S. dollar against the Canadian dollar on financial assets and liabilities would have decreased (increased) net income (loss) by $145.5 million (December 31, 2023 — $146.4 million) and increased (decreased) other comprehensive income (loss) by $40.4 million (December 31, 2023 — $68.6 million). This analysis assumes that all other variables, in particular interest rates, remain constant.

Interest rate risk

The Company is exposed to interest rate risk on its cash and cash equivalents and its indebtedness. The interest rate risk on the indebtedness is from a portion of the indebtedness having a variable interest rate. Changes in the interest rates could impact the amount of interest that the Company is required to pay or receive.

If the interest rates on the variable rate indebtedness change by 0.25%, the result would be an increase or decrease to net income (loss) of $1.2 million and $3.5 million for three and nine months ended September 30, 2024 (three and nine months ended September 30, 2023 — $1.3 million and $3.9 million).

Liquidity risk

The Company maintains credit facilities to ensure it has sufficient funds available to meet current and foreseeable financial requirements.

The contractual maturities of financial liabilities as at September 30, 2024 were as follows:

	Carrying amount	Contractual cash flows (undiscounted)	Remaining 2024	2025	2026	2027	2028	Thereafter
Trade and other payables	$157,467	$157,467	$157,467	$—	$—	$—	$—	$—
Customer and other deposits	1,351	1,351	542	489	—	—	167	153
Satellite performance incentive payments	16,016	19,318	2,050	3,325	3,386	2,587	2,473	5,497
Other financial liabilities	2,394	2,394	2,394	—	—	—	—	—
Indebtedness(1)	2,966,214	3,448,514	98,346	209,930	2,509,824	630,414	—	—
	$3,143,442	$3,629,044	$260,799	$213,744	$2,513,210	$633,001	$2,640	$5,650

____________

(1)      Indebtedness excludes deferred financing costs, prepayment options and loss on repayment.

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2024
(all amounts in thousands of Canadian dollars, except where otherwise noted)

19. FINANCIAL INSTRUMENTS (cont.)

The interest payable and interest payments included in the carrying value and contractual cash flows, respectively, in the above table, were as follows:

	Interest payable	Interest payments
Satellite performance incentive payments	$299	$3,601
Indebtedness	$36,263	$518,563

Financial assets and liabilities recorded on the balance sheets and the fair value hierarchy levels used to calculate those values were as follows:

As at September 30, 2024	Amortized cost	Fair Value	Fair value hierarchy
Cash and cash equivalents	$1,077,399	$1,077,399	Level 1
Trade and other receivables	61,155	61,155	(1)
Other current financial assets	219	219	Level 1
Other long-term financial assets	6,222	6,222	Level 1
Trade and other payables	(157,467)	(157,467)	(1)
Other current financial liabilities	(42,775)	(43,011)	Level 2
Other long-term financial liabilities	(13,249)	(12,805)	Level 2
Indebtedness(2)	(2,929,951)	(1,380,844)	Level 2
	$(1,998,447)	$(449,132)
As at December 31, 2023	Amortized cost	Fair value	Fair value hierarchy
Cash and cash equivalents	$1,669,089	$1,669,089	Level 1
Trade and other receivables	78,289	78,289	(1)
Other current financial assets	631	631	Level 1
Other long-term financial assets	6,633	6,633	Level 1
Trade and other payables	(43,626)	(43,626)	(1)
Other current financial liabilities	(29,061)	(29,300)	Level 2
Other long-term financial liabilities	(14,938)	(14,388)	Level 2
Indebtedness(2)	(3,199,247)	(1,950,811)	Level 2
	$(1,532,230)	$(283,483)

____________

(1)      Trade and other receivables and trade and other payables approximate fair value due to the short-term maturity of these instruments.

(2)      Indebtedness excludes deferred financing costs, prepayment options and loss on repayment.

Assets pledged as security

The Senior Secured Credit Facilities, Senior Secured Notes and 2026 Senior Secured Notes are secured by substantially all of Telesat’s assets excluding the assets of unrestricted subsidiaries.

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2024
(all amounts in thousands of Canadian dollars, except where otherwise noted)

19. FINANCIAL INSTRUMENTS (cont.)

Fair Value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal market under current market conditions at the measurement date. Where possible, fair values are based on the quoted market values in an active market. In the absence of an active market, the Company determines fair values based on prevailing market rates (bid and ask prices, as appropriate) for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market-based inputs.

The fair value hierarchy is as follows:

Level 1 is based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

Level 2 is based on observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially all of the full term of the assets or liabilities.

Level 3 is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

Estimates of fair values are affected significantly by the assumptions for the amount and timing of estimated future cash flows and discount rates, which all reflect varying degrees of risk. Potential income taxes and other expenses that would be incurred on disposition of these financial instruments are not reflected in the fair values. As a result, the fair values are not necessarily the net amounts that would be realized if these instruments were actually settled.

The carrying amounts of cash and cash equivalents, trade and other receivables, and trade and other payables approximate fair value due to the short-term maturity of these instruments. As at September 30, 2024, cash and cash equivalents included $13.2 million (December 31, 2023 — $245.2 million) of short-term investments.

The fair value of the satellite performance incentive payments, included in other current and long-term financial liabilities, was determined using a discounted cash flow methodology. The calculation is performed on a recurring basis. As at September 30, 2024 and December 31, 2023, the discount rate used was 7.3% and 7.4%.

The fair value of the indebtedness was based on transactions and quotations from third parties considering market interest rates and excluding deferred financing costs, prepayment options and loss on repayment. The calculation of the fair value of the indebtedness is performed on a recurring basis. The rates used, which are a percentage of face value of the indebtedness, were as follows:

	September 30, 2024	December 31, 2023
Term Loan B – U.S. Facility – Senior Secured Credit Facilities	49.13%	63.75%
Senior Unsecured Notes	33.14%	47.31%
Senior Secured Notes	47.12%	59.42%
2026 Senior Secured Notes	48.24%	62.38%

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2024
(all amounts in thousands of Canadian dollars, except where otherwise noted)

19. FINANCIAL INSTRUMENTS (cont.)

Fair value of derivative financial instruments

Derivatives were valued using a discounted cash flow methodology. The calculations of the fair value of the derivatives are performed on a recurring basis.

Prepayment option cash flows were calculated with a third party option valuation model which is based on the current price of the debt instrument and discounted based on a discount curve.

The discount rates used to discount cash flows as at September 30, 2024 ranged from 3.62% to 4.86% (December 31, 2023 — 4.06% to 5.59%).

20. EMPLOYEE BENEFIT PLANS

The expenses included on the condensed consolidated statements of income (loss) were as follows:

Three months ended September 30, 2024	Pension Plans			Other Post-employment Benefit Plans
	Canadian	US	Total	Canadian	US	Total
Consolidated statements of income (loss)
Operating expenses	$1,088	$177	$1,265	$146	$—	$146
Interest (income) expense	$(419)	$100	$(319)	$234	$47	$281
Three months ended September 30, 2023	Pension Plans			Other Post-employment Benefit Plans
	Canadian	US	Total	Canadian	US	Total
Consolidated statements of income (loss)
Operating expenses	$1,131	$170	$1,301	$116	$—	$116
Interest (income) expense	$(574)	$142	$(432)	$231	$6	$237
Nine months ended September 30, 2024	Pension Plans			Other Post-employment Benefit Plans
	Canadian	US	Total	Canadian	US	Total
Consolidated statements of income (loss)
Operating expenses	$3,262	$530	$3,792	$440	$—	$440
Interest (income) expense	$(1,261)	$301	$(960)	$704	$140	$844
Nine months ended September 30, 2023	Pension Plans			Other Post-employment Benefit Plans
	Canadian	US	Total	Canadian	US	Total
Consolidated statements of income (loss)
Operating expenses	$3,393	$512	$3,905	$349	$—	$349
Interest (income) expense	$(1,720)	$424	$(1,296)	$695	$18	$713

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2024
(all amounts in thousands of Canadian dollars, except where otherwise noted)

20. EMPLOYEE BENEFIT PLANS (cont.)

No amounts were recorded on the statements of comprehensive income (loss) for the three and nine months ended September 30, 2024 or 2023.

The balance sheet obligations, distributed between pension and other post-employment benefits were as follows:

As at September 30, 2024	Pension Plans			Other Post-employment Benefit Plans
	Canadian	US	Total	Canadian	US	Total
Included in other long-term liabilities	$—	$6,462	$6,462	$20,645	$3,656	$24,301
Included in other long-term assets	$38,737	$—	$38,737	$—	$—	$—
As at December 31, 2023	Pension Plans			Other Post-employment Benefit Plans
	Canadian	US	Total	Canadian	US	Total
Included in other long-term liabilities	$—	$8,633	$8,633	$19,999	$3,720	$23,719
Included in other long-term assets	$40,624	$—	$40,624	$—	$—	$—

21. SUPPLEMENTAL CASH FLOW INFORMATION

Cash and cash equivalents were comprised of the following:

As at September 30,	2024	2023
Cash	$1,064,174	$1,764,777
Short-term investments(1)	13,225	10,267
Cash and cash equivalents	$1,077,399	$1,775,044

____________

(1)      Consisted of short-term investments with an original maturity of three months or less or which are available on demand with no penalty for early redemption.

Income taxes paid, net of income taxes received was comprised of the following:

Nine months ended September 30,	2024	2023
Income taxes paid	$(48,644)	$(44,653)
Income taxes received	8,094	3
	$(40,550)	$(44,650)

Interest paid, net of interest received was comprised of the following:

Nine months ended September 30,	2024	2023
Interest paid	$(159,319)	$(188,265)
Interest received	59,757	48,140
	$(99,562)	$(140,125)

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2024
(all amounts in thousands of Canadian dollars, except where otherwise noted)

21. SUPPLEMENTAL CASH FLOW INFORMATION (cont.)

The reconciliation of the liabilities arising from financing activities were as follows:

	Indebtedness	Satellite performance incentive payments	Lease liabilities
Balance as at January 1, 2024	$3,197,019	$18,271	$33,339
Cash outflows	(147,908)	(2,971)	(1,808)
Amortization of deferred financing costs, prepayment options and loss on repayment	822	—	—
Gain on repurchase of debt	(193,690)	—	—
Interest paid	—	—	(1,121)
Interest accrued	—	—	1,121
Non-cash additions	—	—	2,099
Impact of foreign exchange	71,952	417	(95)
Balance as at September 30, 2024	$2,928,195	$15,717	$33,535
	Indebtedness	Satellite performance incentive payments	Lease liabilities
Balance as at January 1, 2023	$3,850,081	$25,124	$34,106
Cash outflows	(316,733)	(4,319)	(1,608)
Amortization of deferred financing costs, prepayment options and loss on repayment	765	—	—
Gain on repurchase of debt	(221,462)	—	—
Non-cash additions	—	—	1,424
Interest paid	—	—	(1,140)
Interest accrued	—	—	1,140
Impact of foreign exchange	271	(11)	3
Balance as at September 30, 2023	$3,312,922	$20,794	$33,925

The net change in operating assets and liabilities was comprised of the following:

Nine months ended September 30,	2024	2023
Trade and other receivables	$(5,236)	$(17,024)
Financial assets	890	3,215
Other assets	(62,758)	(4,283)
Trade and other payables	(1,304)	(13,141)
Financial liabilities	(915)	(1,201)
Other liabilities	(6,324)	794
	$(75,647)	$(31,640)

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2024
(all amounts in thousands of Canadian dollars, except where otherwise noted)

21. SUPPLEMENTAL CASH FLOW INFORMATION (cont.)

Non-cash investing activities were comprised of:

Nine months ended September 30,	2024	2023
Satellites, property and other equipment (net of funding receivable)	$120,914	$18,582
Intangible assets	$—	$3,298
Disposal of subsidiaries	$(2,677)	$—

Certain line items in the Condensed consolidated statement of cash flows have been reclassified to better reflect their nature, with government grant received segregated between operating activities and investing activities rather than financing activities.

22. COMMITMENTS AND CONTINGENT LIABILITIES

The following were the Company’s off-balance sheet contractual obligations as at September 30, 2024:

	Remaining 2024	2025	2026	2027	2028	Thereafter	Total
Property leases	$282	$1,199	$1,114	$1,013	$1,013	$10,604	$15,225
Capital commitments	638,496	18,848	5,410	6,086	—	—	668,840
Other operating commitments	10,284	15,535	10,915	8,925	19,389	69,526	134,574
	$649,062	$35,582	$17,439	$16,024	$20,402	$80,130	$818,639

Property leases consisted of off-balance sheet contractual obligations for land or building usage, while capital commitments included commitments for capital projects. Other operating commitments consisted of third-party satellite capacity arrangements as well as other commitments that are not categorized as property leases or capital commitments. The Company’s off-balance sheet obligations included the future minimum payments for the non-cancellable period of each respective obligation, which have various terms and expire between 2024 to 2039.

Certain variable costs associated with the capitalized leases have been included in property leases commitments with a termination date co-terminus with the lease liability.

The Company has entered into contracts for the development of the Telesat Lightspeed constellation and other capital expenditures. The outstanding commitments as at September 30, 2024 were included in capital commitments.

The Company has agreements with various customers for prepaid revenue on several service agreements which take effect when the satellite is placed in service. The Company is responsible for operating and controlling these satellites. As at September 30, 2024, customer prepayments of $247.4 million (December 31, 2023 — $279.4 million), a portion of which is refundable under certain circumstances, were reflected in other current and long-term liabilities.

In the normal course of business, the Company has executed agreements that provide for indemnification and guarantees to counterparties in various transactions. These indemnification undertakings and guarantees may require the Company to compensate the counterparties for costs and losses incurred as a result of certain events including, without limitation, loss or damage to property, change in the interpretation of laws and regulations (including tax legislation), claims that may arise while providing services, or as a result of litigation that may be suffered by the counterparties. The nature of substantially all of the indemnification undertakings prevents the Company from making a reasonable estimate of the maximum potential amount the Company could be required to pay counterparties as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, the Company has not made any significant payments under such indemnifications.

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2024
(all amounts in thousands of Canadian dollars, except where otherwise noted)

22. COMMITMENTS AND CONTINGENT LIABILITIES (cont.)

Telesat Corporation and Telesat CanHold Corporation have entered into an indemnification agreement with Public Sector Pension Investment Board (“PSP Investments”) where they will indemnify PSP Investments on a grossed-up basis for PSP Investment’s pro rata share of the costs relating to: (a) certain losses and litigation proceedings related to the transaction to become a public company in 2021, (b) certain losses with regard to Loral Space & Communications Inc. (“Loral”) and out-of-pocket expenses of Loral and (c) certain tax matters.

In the case of indemnification for certain tax matters only, there will be a cap of US$50 million (other than with respect to defense costs and grossed-up payments) and all other indemnification obligations will be uncapped.

Legal Proceedings

The Company participates from time to time in legal proceedings arising in the normal course of its business.

Telesat previously received assessments from Brazilian tax authorities alleging that additional taxes are owed on revenue earned for the period 2000 to 2021. The total disputed amount for the period 2000 to 2021, including interest and penalties, is now $113 million. The disputes relate to the Brazilian tax authorities’ characterization of revenue. The Company has challenged the assessments. The Company believes the likelihood of a favorable outcome in these disputes is more likely than not and, as such, no reserve has been established.

Other than the legal proceedings disclosed above and in Note 34 of the Company’s December 31, 2023 consolidated financial statements, the Company is not aware of any proceedings outstanding or threatened as at the date hereof by or against it or relating to its business which may have, or have had in the recent past, significant effects on the Company’s financial position or profitability.

23. RELATED PARTY TRANSACTIONS

Transactions with subsidiaries

The Company and its subsidiaries regularly engage in inter-group transactions. These transactions include the purchase and sale of satellite services and communications equipment, providing and receiving network and call centre services, access to orbital slots and management services. The transactions have been entered into over the normal course of operations. Balances and transactions between the Company and its subsidiaries have been eliminated on consolidation and therefore have not been disclosed.

Compensation of executives and Board level directors

Compensation of the Company’s executives consists of short-term benefits (including salaries), post-employment benefits and share-based compensation. Compensation of the Company’s Board level directors consists of cash and share-based compensation. The transactions have been entered into with the Company in the normal course of operations.

Transactions with related parties

The Company and certain of its subsidiaries regularly engage in transactions with related parties. The Company’s related parties included Red Isle Private Investments Inc. (“Red Isle”) and MHR. There were no transactions or balances with Red Isle or MHR during any of the periods presented.

Other related party transactions

The Company funds certain defined benefit pension plans. Contributions made to the plans for the three and nine months ended September 30, 2024 were $3.0 million and $4.3 million (three and nine months ended September 30, 2023 — $2.4 million and $3.1 million).

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2024
(all amounts in thousands of Canadian dollars, except where otherwise noted)

24. TELESAT LIGHTSPEED FINANCING

Telesat Lightspeed Financing- Senior Secured Term Loan Facilities

To fund its Lightspeed LEO constellation, on September 13, 2024, Telesat LEO Inc. (a wholly owned unrestricted subsidiary of Telesat) entered into loan agreements with 16342451 Canada Inc., a subsidiary of Canada Development Investment Corporation and Investissement Quebec (“the lenders”), for senior secured non-revolving delayed draw term loan facilities in the principal amount of $2,140 million and $400 million, respectively (“Telesat Lightspeed Financing”).

The loan carries a floating interest rate of 4.75% above the 3-month term Canadian Overnight Repo Rate Average (CORRA) on the outstanding drawn loan amount with a 15-year maturity. All interest accrued on the loan until six months after the initial project completion date (a date upon which a certain number of satellites under the LEO project have been launched, with a certain number of satellites made operational and certain other milestones under the agreement being met) shall be added to the principal amount.

Unless accelerated on the event of default as defined in the Telesat Lightspeed Financing, principal repayment of the loan is required on a semi-annual installment basis in 10 years commencing one year after initial project completion date subject to the mandatory repayment of full amount by 15th anniversary of the initial draw on the loan. The amount of each semi-annual installment will be calculated as a percentage of the total loan amount as prescribed in the loan agreement.

In addition to the regular repayment, Telesat will also be required to make mandatory prepayment or repayment under certain circumstances including in cases when it has excess cash flow. The Telesat Lightspeed Financing also provide a full or partial prepayment option to Telesat LEO Inc.

Telesat Lightspeed Financing includes both financial and non-financial covenants that Telesat must comply with.

As consideration for making available the loan facility, Telesat LEO Inc., before the initial draw on the loan, will enter into a warrant agreement with the lenders and irrevocably grant warrants equivalent to 11.87% of common shares in the capital of Telesat LEO Inc. on a fully diluted basis. The warrants are exercisable in whole or in part, at any time after the second anniversary of the date of issuance of the warrants and up to 10 years from the issuance date (subject to certain terms and conditions of the warrant agreement) based upon an equity valuation of US$3 billion for Telesat LEO.

The Telesat Lightspeed Financing is secured by substantially all of the assets in Telesat’s unrestricted subsidiaries. As at September 30, 2024, certain conditions precedent to drawdown of the loans under the Telesat LEO Financing remained outstanding and consequently, no draws could be made under the facility and no warrants were issued to the Lenders, as at that date.

25. SUBSEQUENT EVENTS

Debt repurchases

In October 2024, Telesat repurchased a portion of the Term Loan B loans with a principal amount of $16.8 million (US$12.5 million) for retirement at an aggregate cost of $8.0 million (US$5.9 million).

Item 2.    Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following management’s discussion and analysis (the “MD&A”) should be read in conjunction with Telesat Corporation’s unaudited interim condensed consolidated financial statements and the related notes for the three and nine month periods ended September 30, 2024.

As used in this MD&A, unless the context states or requires otherwise, references to “Telesat,” “Company,” “we,” “our” and “us” refer to Telesat Corporation and its subsidiaries. Unless the context states or requires otherwise, reference herein to “the consolidated financial statements” or “the financial statements” or similar terms refer to Telesat Corporation’s unaudited interim condensed consolidated financial statements included herein.

All figures reported in this MD&A are in Canadian dollars, except where we indicate otherwise, and are referenced as “$” and “dollars”.

This MD&A contains a translation of some Canadian dollar amounts into United States dollars at specified exchange rates solely for your convenience. All references to “US$” and “U.S. dollar” refer to United States dollars.

The financial statements presented herein have been prepared in accordance with International Accounting Standards 34, Interim Financial Reporting.

Certain totals, subtotals and percentages may not reconcile due to rounding.

The information contained in this MD&A takes into account information available up to November 13, 2024, unless otherwise noted.

This MD&A makes reference to certain non-IFRS measures, namely, Adjusted EBITDA, Adjusted EBITDA margin and Consolidated EBITDA. These measures are not recognized measures under International Financial Reporting Standards (“IFRS”) and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. Rather, these non-IFRS measures are used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. Our management also uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation. For a reconciliation of the non-IFRS measure to the most closely comparable IFRS measure, see below under the heading “Non-IFRS Measures”.

FORWARD LOOKING STATEMENTS

This MD&A contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. When used in this MD&A, the words “believes,” “expects,” “plans,” “may,” “will,” “would,” “could,” “should,” “anticipates,” “estimates,” “project,” “intend” or “outlook” or other variations of these words or other similar expressions are intended to identify forward-looking statements and information. In addition, Telesat or its representatives have made or may make forward-looking statements, orally or in writing, which may be included in, but are not limited to, various filings made from time to time with the U.S. Securities and Exchange Commission (“SEC”) and Canadian securities regulatory authorities, and press releases or oral statements made with the approval of an authorized executive officer of Telesat. Statements containing forward-looking information are not historical facts nor assurances of future performance but instead represent management’s expectations, estimates and projections regarding future events or circumstances.

These forward-looking statements and other forward-looking information are based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. Actual results may differ materially from anticipated results as a result of certain risks and uncertainties. The results are not limited to the risks listed below and, in the section, entitled “Risk Factors” included in Telesat Corporation’s Annual Report on Form 20-F for the year ended December 31, 2023 (the “Annual Report”), which was filed with the SEC and the Canadian securities regulatory authorities on March 28, 2024, our report on Form 6-K filed on March 28, 2024 and our report on Form 6-K filed on May 10, 2024. The Annual Report and Form 6-Ks can be obtained on the

SEC’s website at https://www.sec.gov and the System for Electronic Document Analysis and Retrieval (“SEDAR+”) at https://www.sedarplus.ca. There may be additional risks of which we are not presently aware or that we currently believe are immaterial which could have an adverse impact on our business. We make no commitment to revise or update any forward-looking statements in order to reflect events or circumstances that may change, except where we are expressly required to do so by law.

Factors that could cause actual results to differ from those projected include, but are not limited to (1) risks associated with financial factors, including swings in the global financial markets, fluctuations in interest rates, fluctuations in foreign exchange rates, and access to capital; (2) risks associated with satellite services, including dependence on large customers, launch delays and failures, in-orbit failures and competition; (3) risks and uncertainties associated with Telesat Lightspeed, including overcoming technological challenges, access to spectrum and markets, governmental restrictions or regulations, the impact of inflation on development costs and financing, access to sufficient capital to build and deploy the system and competition from other low earth orbit systems; (4) regulatory risks, such as the effect of industry and government regulations that affect Telesat; and (5) other risks. The foregoing list of important factors is not exclusive. Furthermore, Telesat operates in an industry sector where securities values may be volatile and may be influenced by economic and other factors beyond Telesat’s control.

These factors should not be construed as exhaustive and should be read with the other cautionary statements in this MD&A. These forward-looking statements are based on our current expectations, estimates, forecasts and projections about our business and the industry in which we operate and management’s beliefs and assumptions, and are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. As a result, any or all of our forward-looking statements in this MD&A may turn out to be inaccurate.

Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless specifically expressed as such, and should only be viewed as historical data. These forward-looking statements speak only as at the date of this MD&A. Except as required by law, we assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future. You should, however, review the factors and risks we describe in the reports we will file from time to time with the SEC and the Canadian securities regulatory authorities, after the date of this MD&A.

This MD&A contains estimates, projections, market research and other information concerning our industry, our business, and the markets for our services. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information.

Unless otherwise expressly stated, we obtained this industry, business, market and other data from our own internal estimates and research as well as from reports, research surveys, studies and similar data prepared by market research firms and other third parties, industry and general publications, government data and similar sources.

In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section of our Annual Report entitled “Risk Factors” and our reports on Form 6-K filed on March 28, 2024 and May 10, 2024. These and other factors could cause our future performance to differ materially from our assumptions and estimates.

Any references to forward-looking statements in this MD&A include forward-looking information within the meaning of applicable Canadian securities laws.

Additional information regarding the Company can be obtained on the SEC’s website at https://www.sec.gov and on SEDAR+ at https://www.sedarplus.ca.

OPERATING HIGHLIGHTS

Funding Agreements for Telesat Lightspeed Satellite Constellation

In September 2024, Telesat LEO Inc. (a wholly-owned unrestricted subsidiary of the Company) (“Telesat LEO”) completed the funding agreements with the Government of Canada and Government of Quebec for $2.14 billion and $400 million, respectively, thus securing the funds required to provide global service on the Telesat Lightspeed LEO broadband satellite constellation.

Repurchase of Notes

During the nine months ended September 30, 2024, we repurchased Senior Secured Notes, 2026 Senior Secured Notes, Senior Unsecured Notes and a portion of our U.S. TLB Facility with an aggregate principal amount of US$249.5 million in exchange for US$108.1 million, resulting in a gain on repurchase of debt of US$141.4 million ($193.7 million).

In October 2024, we repurchased a portion of our U.S. TLB Facility with a principal amount of US$12.5 million in exchange for US$5.9 million.

OVERVIEW OF THE BUSINESS

We are a leading global satellite services operator, providing our customers with mission-critical communications services since the start of the satellite communications industry in the 1960s. Through a combination of advanced satellites and ground facilities and a highly expert and dedicated staff, our communications solutions support the requirements of sophisticated satellite users throughout the world. We are organized into two operating segments: GEO and LEO. We provide our services through three business categories: Broadcast, Enterprise and Consulting and other.

The satellite services business is capital intensive, and the build-out of a satellite fleet requires substantial time and investment. Once the investment in a satellite is made, the incremental costs to maintain and operate the satellite are relatively low over the life of the satellite, with the exception of in-orbit insurance.

As at September 30, 2024, we provided satellite services to customers from our fleet of 15 in-orbit geostationary satellites, as well as our Canadian payload on the ViaSat-1 satellite. We also manage the operations of additional satellites for third parties.

We are building what we believe will be one of the world’s most advanced constellations of low earth orbit satellites and integrated terrestrial infrastructure, called “Telesat Lightspeed” — a platform designed to revolutionize the provision of global broadband connectivity. In January 2018, our first LEO satellite, LEO 1, was successfully launched into orbit. The LEO 1 satellite demonstrated certain key features of the Telesat Lightspeed system design, specifically the capability of the satellite and customer terminals to deliver a low latency broadband experience. In July 2023, we successfully launched our LEO 3 satellite into orbit and it has since replaced LEO 1. We also deployed ground infrastructure to support testing with a variety of existing and prospective customers and potential suppliers of the Telesat Lightspeed system hardware.

Telesat LEO has completed funding agreements with the Government of Canada and Government of Quebec for loans of $2.14 billion and $400 million, respectively for the Telesat Lightspeed Constellation. As a result, the Telesat Lightspeed network is fully funded for global services. The Government of Canada loan carries a floating interest rate of 4.75% above the Canadian Overnight Repo Rate Average with a 15-year maturity. The Government of Canada is also receiving warrants for 10% of the common shares of Telesat LEO based upon an equity valuation of US$3 billion for Telesat LEO. The Government of Quebec loan has terms that largely mirror the Government of Canada loan and include warrants for 1.87% of the common shares of Telesat LEO.

Telesat and its affiliates operate satellites pursuant to authorizations granted by governments, including those of Canada, the United States, Brazil, the Kingdom of Tonga and the United Kingdom, to access and use certain geostationary orbital locations and associated spectrum resources. The use of these orbital locations, as well as our other operations, is subject to a variety of Canadian and international regulations.

Revenue

We earn most of our revenue by providing video and data services using satellite transponder capacity. We also earn revenue by providing ground-based transmit and receive services, selling equipment, managing satellite networks, and providing consulting services in the field of satellite communications.

We recognize revenue from satellite services on a monthly basis as services are performed in an amount that reflects the consideration we expect to receive in exchange for those services. We account for a contract when it has approval and commitment from both parties, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability is considered probable.

Consulting revenue for cost plus contracts is recognized as the approved time and labor is completed by Telesat. We recognize consulting revenue for fixed price contracts using the input method to determine the progress towards complete satisfaction of the performance obligation. Equipment sale revenue is recognized when the customer obtains control of the equipment, being at the time the equipment is delivered to and accepted by the customer.

Expenses

Our operating expenses consist of labor, the cost of which has historically been relatively stable, and variable operating expenses which include in-orbit insurance and direct-billed expenses, such as third-party contractor services. As we further our Lightspeed deployment, we anticipate that our labor costs will keep increasing.

Other significant operating expenses include the straight-line depreciation of the cost of each of our satellites over their useful lives and amortization expense related to various finite-life intangible assets.

Interest expense is significant and arises principally from our: Senior Secured Credit Facilities comprised of two outstanding secured credit facilities, which include a revolving facility maturing in 2024 and Term Loan B (“U.S. TLB Facility”) maturing in 2026 (together, the “Senior Secured Credit Facilities”); 6.5% senior unsecured notes due in 2027 issued by Telesat Canada and Telesat LLC, as the co-issuer (the “Senior Unsecured Notes”); 4.875% senior secured notes due in 2027 issued by Telesat Canada and Telesat LLC, as the co-issuer (the “Senior Secured Notes”); and 5.625% senior secured notes due in December 2026 issued by Telesat Canada and Telesat LLC, as the co-issuer (the “2026 Senior Secured Notes”).

FUTURE OUTLOOK

Our desirable spectrum rights, commitment to providing the highest level of customer service, deep technical expertise and culture of innovation have enabled us to successfully develop our business to date. Leveraging these strengths and building on our existing contractual revenue backlog, our focus is on profitably growing our business by increasing the utilization of our in-orbit satellites and, in a disciplined manner, deploying expansion satellite capacity where we anticipate there will be strong market demand.

After decades of developing and successfully operating our geosynchronous orbit-based satellite services business, we are now poised to revolutionize the provision of global broadband connectivity by building what we believe will be one of the world’s most advanced constellations of LEO satellites and integrated terrestrial infrastructure, Telesat Lightspeed.

We believe we are well-positioned to serve our customers and the markets in which we participate. Although we pursue opportunities to develop new satellites, we do not procure additional or replacement satellites until we believe there is a demonstrated need and a sound business plan for such satellite capacity.

As we move through 2024, we remain focused on increasing the utilization of our existing satellites, the deployment of our global Telesat Lightspeed constellation, and identifying and pursuing opportunities to invest in expansion satellite capacity all while maintaining our operating discipline.

RESULTS OF OPERATIONS

Review of financial performance

Telesat Corporation’s net income for the three months ended September 30, 2024, was $67.8 million compared to a net loss of $3.5 million for the same period in the prior year.

Telesat Corporation’s net income for the nine months ended September 30, 2024, was $144.8 million compared to $543.9 million for the same period in the prior year.

The increase for the three months ended September 30, 2024 were principally due to increase in foreign exchange gain in 2024, partly offset by lower gain on repurchase of debt. The decrease for the nine months ended September 30, 2024 was principally due to C-band clearing proceeds recognized in the nine months ended September 30, 2023, combined with a decrease in revenue in the nine months ended September 30, 2024, as described below.

Below are the foreign exchange rates used for our interim condensed consolidated financial statements and this MD&A:

	Q1 2024	Q2 2024	Q3 2024	Q3 YTD 2024	December 31, 2023	September 30, 2024
US$ to $ spot rate	—	—	—	—	1.3243	1.3525
US$ to $ average rates	1.3483	1.3682	1.3640	1.3602	—	—
	Q1 2023	Q2 2023	Q3 2023	Q3 YTD 2023	December 31, 2022	September 30, 2023
US$ to $ spot rate	—	—	—	—	1.3554	1.3577
US$ to $ average rates	1.3519	1.3429	1.3413	1.3454	—	—

Revenue

($ millions except percentages)	Three Months Ended September 30,		% Increase (Decrease)	Nine Months Ended September 30,		% Increase (Decrease)
	2024	2023		2024	2023
Broadcast	$71.9	$85.1	(15.5)%	$217.9	$257.0	(15.2)%
Enterprise	63.1	83.7	(24.6)%	203.1	264.8	(23.3)%
Consulting and other	3.4	6.2	(46.0)%	22.0	16.4	34.3%
Revenue	$138.4	$175.1	(20.9)%	$443.0	$538.3	(17.7)%

Total revenue for the three months ended September 30, 2024 decreased by $36.6 million to $138.4 million compared to $175.1 million for the same period in the prior year. Total revenue for the nine months ended September 30, 2024 decreased by $95.2 million to $443.0 million compared to $538.3 million in the same period in the prior year.

Revenue from Broadcast services decreased by $13.2 million and $39.1 million for the three and nine months ended September 30, 2024, respectively, when compared to the same periods in the prior year. The changes were attributable to a decrease in GEO revenue, mainly due to a reduction of services and lower rate on the renewal of a long-term agreement with a North American DTH customer.

Revenue from Enterprise services decreased by $20.6 million and $61.7 million for the three and nine months ended September 30, 2024, respectively, when compared to the same periods in the prior year. The change for the three months ended September 30, 2024 was attributable to a decrease in GEO revenue, primarily due to non-renewals and reductions on renewals of services by mobility and Latin American customers. The change for the nine months ended September 30, 2024 was attributable to a decrease in GEO revenue, primarily due to non-renewals and reductions on renewals of services by mobility and Latin America customers combined with lower equipment sales to Canadian Government customers.

Consulting and other revenue decreased by $2.9 million and increased by $5.6 million for the three and nine months ended September 30, 2024, respectively, when compared to the same periods in the prior year. The changes were attributable primarily to a decrease and an increase, respectively, for the three and nine months ended September 30, 2024, in LEO revenue related to services provided to NASA Goddard Space Flight Center.

Expenses

($ millions except percentages)	Three Months Ended September 30,		% Increase (Decrease)	Nine Months Ended September 30,		% Increase (Decrease)
	2024	2023		2024	2023
Depreciation	$32.2	$47.1	(31.5)%	$100.3	$140.1	(28.4)%
Amortization	2.8	3.2	(11.3)%	8.4	9.9	(15.0)%
Operating expenses	45.9	49.5	(7.3)%	149.3	154.7	(3.4)%
Other operating (gains) losses, net	(2.3)	—	(16,328.6)%	(2.3)	(344.9)	(99.3)%
Expenses	$78.7	$99.8	(21.1)%	$255.8	$(40.3)	(735.4)%

Depreciation

Depreciation of satellites, property and other equipment decreased by $14.8 million and $39.8 million for the three and nine months ended September 30, 2024, respectively, when compared to the same periods in the prior year. The decreases in depreciation were primarily due to the end of useful lives, for accounting purposes, of our Nimiq 4 satellite in September 2023, our Telstar 14R satellite at the beginning of 2024 and our Telstar 11N satellite at the end of the first quarter in 2024.

Amortization

Amortization of intangible assets decreased by $0.4 million and $1.5 million for the three and nine months ended September 30, 2024, respectively, when compared to the same periods in the prior year. The decrease for the three months ended September 30, 2024 was primarily due to the end of useful life, for accounting purposes, of certain revenue backlog. The decrease for the nine months ended September 30, 2024 was primarily related to the end of useful life, for accounting purposes, of certain revenue backlog and transponder rights.

Other Operating Gains (Losses), Net

Other operating (gains) losses, net for the three and nine months ended September 30, 2024 primarily related to the disposal of subsidiaries.

Other operating (gains) losses, net for the nine months ended September 30, 2023 primarily related to the recognition of Phase II accelerated clearing income for the repurposing of U.S. C-band spectrum.

Operating Expenses

Total operating expenses decreased by $3.6 million and $5.3 million for the three and nine months ended September 30, 2024, respectively, when compared to the same periods in the prior year.

($ millions except percentages)	Three Months Ended September 30,		% Increase (Decrease)	Nine Months Ended September 30,		% Increase (Decrease)
	2024	2023		2024	2023
Compensation and employee benefits	$22.1	$27.0	(18.3)%	$75.8	$88.8	(14.7)%
Other operating expenses	17.6	12.2	45.1%	45.6	36.1	26.1%
Cost of sales	6.2	10.4	(40.1)%	28.0	29.7	(5.8)%
Operating expenses	$45.9	$49.5	(7.3)%	$149.3	$154.7	(3.4)%

Compensation and employee benefits decreased by $4.9 million and $13.0 million for the three and nine months ended September 30, 2024, respectively, in comparison to the same periods in the prior year. The decreases for the three and nine months ended September 30, 2024 were primarily due to lower non-cash share-based compensation, combined with higher capitalized engineering relating to LEO. This was partially offset by higher wages and benefits in LEO associated with increases in hiring.

Other operating expenses increased by $5.5 million and $9.4 million for the three and nine months ended September 30, 2024, respectively, in comparison to the same periods in the prior year. The increases for the three and nine months ended September 30, 2024 were primarily due to higher professional fees in both GEO and LEO and an increase in bad debt expense in GEO primarily related to Xplore.

Cost of sales decreased by $4.2 million and $1.7 million for the three and nine months ended September 30, 2024, respectively, when compared to the same periods in the prior year. The decrease for the three months ended September 30, 2024 was primarily due to lower consulting costs associated with the LEO services provided to the NASA Goddard Space Flight Center combined with lower GEO equipment sales. The decrease for the nine months ended September 30, 2024 was primarily due to lower GEO equipment sales to Canadian Government and other customers, partially offset by higher consulting costs associated with the LEO services provided to the NASA Goddard Space Flight Center.

Interest Expense

($ millions except percentages)	Three Months Ended September 30,		% Increase (Decrease)	Nine Months Ended September 30,		% Increase (Decrease)
	2024	2023		2024	2023
Debt service costs	$55.5	$63.4	(12.5)%	$173.4	$191.5	(9.5)%
Interest expense on significant financing component	3.4	3.9	(12.5)%	10.5	11.9	(11.9)%
Interest expense on satellite performance incentive payments	0.3	0.4	(22.1)%	0.9	1.1	(22.1)%
Interest expense on employee benefit plans	—	(0.2)	(80.5)%	(0.1)	(0.6)	(80.1)%
Interest expense on leases	0.4	0.4	1.1%	1.1	1.1	(1.7)%
Interest expense	$59.4	$67.7	(12.3)%	$185.8	$205.2	(9.4)%

Interest expense included interest related to our debt, significant financing components on certain revenue agreements, satellite performance incentive payments, employee benefit plans and leases.

Debt service costs, which included interest expense on indebtedness, decreased by $7.9 million and $18.1 million for the three and nine months ended September 30, 2024, respectively, when compared to the same periods in the prior year. The decreases in interest expense were primarily due to the impact of the repurchases of a portion of the U.S. TLB Facility, Senior Unsecured Notes, Senior Secured Notes and 2026 Senior Secured Notes. This was partially offset by an increase in interest rates on the U.S. TLB Facility.

Interest expense on significant financing component decreased by $0.5 million and $1.4 million for the three and nine months ended September 30, 2024, respectively, when compared to the same periods in the prior year. The decreases in interest expense were primarily due to lower average prepayment balances for revenue agreements with a significant financing component.

Interest on satellite performance incentive payments decreased by $0.1 million and $0.3 million for the nine months ended September 30, 2024, respectively, when compared to the same periods in the prior year, primarily due to declining balances of satellite performance incentive liabilities.

Interest expense on employee benefit plans increased by $0.2 million and $0.5 million for the three and nine months ended September 30, 2024, respectively, when compared to the same periods in the prior year. The increases were primarily due to a higher estimate of interest expense according to actuarial reports.

Interest expense on leases remained constant for the three and nine months ended September 30, 2024, when compared to the same periods in the prior year.

Interest and Other Income

($ millions)	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Interest and other income	$15.7	$16.2	$57.0	$48.8

Interest and other income decreased by $0.5 million and increased by $8.3 million for the three and nine months ended September 30, 2024, respectively, when compared to the same periods in the prior year. The decrease for the three months ended September 30, 2024 was primarily due to lower average cash balances, partly offset by higher interest rates earned. The increase for the nine months ended September 30, 2024 was primarily due to higher interest rates earned on our outstanding cash and cash equivalent balances, partially offset by lower average cash balances.

Foreign Exchange

	Three Months Ended September 30,		Nine Months Ended September 30,
($ millions)	2024	2023	2024	2023
Gain (loss) on foreign exchange	$35.7	$(76.9)	$(67.2)	$0.2

The foreign exchange gain for the three months ended September 30, 2024, was $35.7 million compared to a foreign exchange loss of $76.9 million for the same period in the prior year, resulting in a negative change of $112.6 million.

The gain for the three months ended September 30, 2024 was mainly the result of a weaker U.S. dollar to Canadian dollar spot rate as at September 30, 2024 ($1.3525), compared to the spot rate as at June 30, 2024 ($1.3679), and the resulting favorable impact on the translation of our U.S. dollar denominated indebtedness.

The loss for the three months ended September 30, 2023 was mainly the result of a stronger U.S. dollar to Canadian dollar spot rate as at September 30, 2023 ($1.3577), compared to the spot rate as at June 30, 2023 ($1.3242), and the resulting unfavorable impact on the translation of our U.S. dollar denominated indebtedness.

The foreign exchange loss for the nine months ended September 30, 2024, was $67.2 million compared to a foreign exchange gain of $0.2 million for the same period in the prior year, resulting in a negative change of $67.4 million.

The loss for the nine months ended September 30, 2024 was mainly the result of a stronger U.S. dollar to Canadian dollar spot rate as at September 30, 2024 ($1.3525), compared to the spot rate as at December 31, 2023 ($1.3243), and the resulting unfavorable impact on the translation of our U.S. dollar denominated indebtedness.

The gain for the nine months ended September 30, 2023 was mainly the result of a stronger U.S. dollar to Canadian dollar spot rate as at September 30, 2023 ($1.3577), compared to the spot rate as at December 31, 2022 ($1.3554), and the resulting unfavorable impact on the translation of our U.S. dollar denominated indebtedness, partially offset by the impact of the foreign exchange on the debts that were repurchased.

Income Taxes

($ millions)	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Current tax expense	$11.0	$14.5	$50.1	$55.6
Deferred tax expense (recovery)	(5.8)	3.9	(9.9)	44.3
Tax expense	$5.2	$18.4	$40.2	$99.8

The tax expense (recovery) for the three and nine months ended September 30, 2024, was $13.3 million and $59.6 million lower than the same periods in the prior year. The decrease for the nine months ended September 30, 2024 was primarily due to a decrease in operating income. The decrease for the three months ended September 30, 2024 was primarily due to a decrease in operating income and a lower gain on the repurchase of debt compared to the same period in 2023.

Backlog

Remaining performance obligations, which we refer to as contracted revenue backlog (“backlog”), represents our expected future revenue from existing service contracts (without discounting for present value) including any deferred revenue that we will recognize in the future in respect of cash already received. The majority of our contracted revenue backlog is generated from contractual agreements for satellite capacity. We do not include revenue beyond the stated expiration date of a contract regardless of the potential for a renewal. As at September 30, 2024, our contracted backlog was approximately $983.8 million, which does not include any backlog associated with the Telesat Lightspeed program.

Generally, following the successful launch of a geostationary satellite, if the satellite is operating nominally, our customers may only terminate their service agreements for satellite capacity by paying us all, or substantially all, of the payments that would have otherwise become due over the term of the service agreement. However, if certain of our existing satellites were to experience an in-orbit failure, or otherwise fail to operate as required, our customers may be entitled to terminate their agreement and we may be obligated to return all or a portion of the customer prepayments made under service agreements for that satellite and reduce the associated contractual revenue from revenue backlog. Any repayments under such conditions would be funded by insurance proceeds we may receive, cash on hand, short-term investments, and funds available under our Revolving Credit Facility (as defined below).

We expect our backlog as at September 30, 2024 to be recognized as follows:

($ millions)	Remaining 2024	2025	2026	2027	2028	Thereafter
Backlog	$103.0	$269.9	$190.5	$133.5	$68.6	$218.3

LIQUIDITY AND CAPITAL RESOURCES

Cash and Available Credit

As at September 30, 2024, we had $1,077.4 million of cash and short-term investments, including $851.1 million held in unrestricted subsidiaries, as well as approximately US$200.0 million borrowing availability under our Revolving Credit Facility.

Cash Flows from Operating Activities

Cash flows from operating activities for the nine months ended September 30, 2024 was $64.2 million, a $92.8 million decrease compared to the same period in the prior year. The decrease was primarily due to the decline in revenue.

Cash Flows (used in) generated from Investing Activities

Cash used in investing activities for the nine months ended September 30, 2024 was $534.1 million. This consisted mainly of payments associated with the Telesat Lightspeed constellation, partially offset by government grant received.

Cash generated from investing activities for the nine months ended September 30, 2023 was $264.6 million, arising from the proceeds received from the Phase II accelerated clearing payments for the repurposing of C-band spectrum. This cash inflow was partially offset by payments associated with the Telesat Lightspeed constellation and the newly acquired Anik F4 satellite.

Cash Flows (used in) generated from Financing Activities

Cash used in financing activities for the nine months ended September 30, 2024 was $158.1 million. This consisted primarily of the repurchase of a portion of the Senior Unsecured Notes, Senior Secured Notes, 2026 Senior Secured Notes and U.S. TLB Facility.

Cash used in financing activities for the nine months ended September 30, 2023 was $325.4 million. This was primarily due to the repurchase of a portion of the Senior Unsecured Notes, Senior Secured Notes, 2026 Senior Secured Notes and U.S. TLB Facility.

Government Grant

In 2019, we entered into an agreement with the Government of Canada pursuant to which the Government of Canada would contribute up to $85.0 million to support the development of the Telesat Lightspeed constellation through the Government of Canada Strategic Innovation Fund. In return for the grant, Telesat has made a number of commitments to the Government of Canada, including commitments to conduct over $200.0 million of research and development activities in Canada as well as to expand its Canadian workforce.

The costs that were incurred in connection with this program are summarized below:

($ millions)	Nine months ended September 30, 2024	Year ended December 31, 2023
Satellites, property and other equipment	$659.8	$106.9
Intangible assets	—	16.4
Operating expenses	54.9	48.3
Total costs incurred	$714.7	$171.6

Total research and development costs for Telesat Lightspeed for the nine months ended September 30, 2024 increased by $596.2 million from $118.5 million to $714.7 million, when compared to the same period in the prior year. Of this balance, $576.1 million of the increase related to an increase in capital expenditures and $20.1 million related to an increase in operating expenses.

The variation was primarily driven by a ramp in our investment in the Telesat Lightspeed program.

The following claims against the government grant have been made against the costs incurred associated with the program:

($ millions)	Nine months ended September 30, 2024	Year ended December 31, 2023
Satellites, property and other equipment	$3.8	$15.0
Operating expenses	8.5	4.5
Total claims	$12.3	$19.5

Liquidity

A large portion of our annual cash receipts are reasonably predictable because they are primarily derived from an existing backlog of long-term customer contracts. We believe cash and short-term investments as at September 30, 2024, cash flows from operating activities, and drawings on the Revolving Credit Facility under our Senior Secured Credit Facilities will be adequate to meet our expected cash requirements for at least the next twelve months for activities in the normal course of business, including required interest and principal payments on our indebtedness and our capital requirements. Similarly, we believe our existing cash and drawings on senior secured non-revolving delayed draw term loan facilities from the Government of Canada and Government of Quebec will be adequate to cover the cost of the ongoing the construction of the Telesat Lightspeed constellation.

We have from time to time used available cash to repurchase some of our existing debt. We may from time to time continue to seek to repay, repurchase, exchange, refinance or otherwise retire our existing debt in open market transactions, privately negotiated transactions, tender offers, exchange offers, pursuant to the term of debt or otherwise. We may also incur additional debt to fund such transactions or exchange existing debt for newly issued debt obligations or equity or equity-like securities. Such transactions, if any, will depend on prevailing market conditions, trading prices of debt from time to time, our liquidity requirements and cash position, contractual restrictions and other factors. The amount involved in any such transactions, individually or in the aggregate, may be material. We cannot provide any assurance as to if or when we will consummate any such transactions or the terms of any such transactions.

The construction of any satellite replacement or expansion program, in particular the planned Telesat Lightspeed constellation, will require significant capital expenditures. Cash required for any future satellite programs may be funded from a range of sources including: cash and short-term investments, cash flows generated from operating activities, cash flows from customer prepayments or through borrowings on the Revolving Credit Facility under the Senior Secured Credit Facilities; borrowings under the senior secured term loan facilities from the Government of Canada and Government of Quebec; vendor financing; equity investments, including through the issuance of public equity; and additional secured or unsecured debt financing. We may raise additional funding for the Telesat Lightspeed constellation, potentially through the issuance of additional equity of, our unrestricted subsidiaries which will own, operate and commercialize the Telesat Lightspeed constellation.

In addition, we may sell certain satellite assets and, in accordance with the terms and conditions of the Senior Secured Credit Facilities, reinvest the proceeds in replacement satellites or pay down indebtedness under the Senior Secured Credit Facilities. However, our ability to access these sources of funding is not guaranteed, and therefore, we may not be able to fully fund additional replacement or new satellite programs.

We are developing our planned Telesat Lightspeed constellation in Unrestricted Subsidiaries (as defined in the credit agreement governing our Senior Secured Credit Facilities (the “Credit Agreement”) and indentures governing the Senior Unsecured Notes, Senior Secured Notes and 2026 Senior Secured Notes (together, the “Indentures”)), and we expect to complete the development of, fund, and operate our Telesat Lightspeed constellation through current or future Unrestricted Subsidiaries.

Debt

Senior Secured Credit Facilities

The obligations under the Credit Agreement and the guarantees of those obligations are secured, subject to certain exceptions, by a first priority security interest in the assets of Telesat Canada and certain of our subsidiaries (“Guarantors”). The Credit Agreement contains covenants that restrict the ability of Telesat Canada and the Guarantors to take specified actions, including, among other things and subject to certain significant exceptions: creating liens, incurring indebtedness, making investments, engaging in mergers, selling property, paying dividends, entering into sale-leaseback transactions, creating subsidiaries, repaying subordinated debt or amending organizational documents. The Credit Agreement also requires Telesat Canada and the Guarantors to comply with a maximum first lien leverage ratio and contains customary events of default and affirmative covenants, including an excess cash sweep, that may require us to repay a portion of the outstanding principal under our Senior Secured Credit Facilities prior to the stated maturity.

Our Senior Secured Credit Facilities are comprised of the following facilities:

i — Revolving Credit Facility

Our Revolving Credit Facility (“Revolving Facility”) is a $200.0 million loan facility available in U.S. dollars, maturing in December 2024. Loans under the Revolving Facility bore interest at a floating interest rate. For Alternative Base Rate (“ABR”) loans, an applicable margin ranging from 0.75% to 1.25% is applied to the ABR as these interest rates are defined in the Senior Secured Credit Facilities. For Eurodollar Loans, an applicable margin ranging from 1.75% to 2.25% is applied to the London Interbank Offered Rate (“LIBOR”). The rates on the Revolving Facility vary depending upon the results of the first lien leverage ratio. Our Revolving Facility currently has an unused commitment fee that ranges from 25 to 37.5 basis points per annum, depending upon the result of the total leverage ratio.

On May 9, 2023, Telesat Canada entered into a seventh amendment (the “Amendment”) to the Credit Agreement. The Amendment amended the Credit Agreement to replace LIBOR-based benchmark rates with Secured Overnight Financing Rate (“SOFR”)-based benchmark rates and to make certain other conforming changes. Following the Amendment, loans under the Revolving Facility will bear interest, at Telesat Canada’s option, at in the case of loans denominated in US dollars, (i) a floating rate based on the base rate, plus an applicable margin ranging from 0.75% to 1.25% or (ii) a floating rate based on SOFR, plus an applicable margin ranging from 1.75% to 2.25%.

As at September 30, 2024, other than approximately $0.2 million in drawings related to letters of credit, there were no borrowings under this facility. We do not intend to extend the Revolving Facility.

ii — Term Loan B — U.S. Facility

Our Term Loan B — U.S. Facility is a US$1,908.5 million facility maturing in December 2026. As at September 30, 2024, the outstanding balance was US$1,333.0 million.

The borrowings under our U.S. TLB Facility bore interest at a floating rate of either: (i) LIBOR as periodically determined for interest rate periods selected by Telesat Canada in accordance with the terms of the Senior Secured Credit Facilities plus an applicable margin of 2.75%; or (ii) Alternative Base Rate as determined in accordance with the terms of the Senior Secured Credit Facilities plus an applicable margin of 1.75%.

On May 9, 2023, Telesat Canada entered into the Amendment to the Credit Agreement. The Amendment amends the Credit Agreement to replace LIBOR-based benchmark rates with SOFR-based benchmark rates and to make certain other conforming changes. Following the Amendment, loans under the Term Loan B Facility will bear interest, at Telesat Canada’s option, at either (i) a floating rate based on the base rate, plus an applicable margin of 1.75% or (ii) a floating rate based on SOFR, plus an applicable margin of 2.75%. In addition, loans benchmarked against SOFR will be subject to a credit spread adjustment of 0.11448% for a one-month interest period, 0.26161% for a three-month interest period and 0.42826% for a six-month interest period.

During the nine months ended September 30, 2024, we repurchased a portion of our U.S. TLB Facility with a principal amount of $121.1 million (US$88.7 million) in exchange for $61.1 million (US$44.8 million). The repurchases resulted in a gain on repurchase of debt of $60.0 million.

During the three months ended September 30, 2024, we repurchased a portion of Term Loan B — U.S. Facility in the three months ended September 30, 2024 with a principal amount of $40.9 million (US$30.0 million) in exchange for $19.4 million (US$14.3 million). The repurchases resulted in a gain on repurchase of $21.5 million.

The mandatory principal repayments on our U.S. TLB Facility are one quarter of 1.00% of the value of the loan, which must be paid on the last day of each quarter. There are currently no mandatory quarterly principal repayments required.

Senior Secured Notes

Our Senior Secured Notes, in the amount of US$400.0 million, bear interest at an annual rate of 4.875% and are due in September 2027.

As at September 30, 2024, the balance outstanding was US$225.0 million. The indenture governing the Senior Secured Notes includes covenants or terms that restrict our ability to, among other things, incur additional indebtedness, incur liens, pay dividends or make certain other restricted payments, investments or acquisitions, enter into certain transactions with affiliates, modify or cancel our satellite insurance, effect mergers with another entity, and redeem our Senior Secured Notes, without penalty, before December 1, 2024, in each case subject to exceptions provided in the Senior Secured Notes indenture.

During the nine months ended September 30, 2024, we repurchased Senior Secured Notes with a principal amount of $103.3 million (US$75.0 million) in exchange for $48.4 million (US$35.1 million). The repurchases resulted in a gain on repurchase of debt of $54.9 million. The repurchases also resulted in a write-off of the related debt issue costs and prepayment options. There were no repurchases during the three months ended September 30, 2024.

2026 Senior Secured Notes

On April 27, 2021, we issued US$500.0 million in aggregate principal amount of 2026 Senior Secured Notes which bear interest at an annual rate of 5.625% and are due in December 2026.

As at September 30, 2024, the balance outstanding was US$387.0 million. The indenture governing the 2026 Senior Secured Notes includes covenants and terms that restrict our ability to, among other things, incur additional indebtedness, incur liens, pay dividends or make certain other restricted payments, investments or acquisitions, enter into certain transactions with affiliates, modify or cancel its satellite insurance, and effect mergers with another entity, in each case subject to exceptions provided in such indenture.

During the nine months ended September 30, 2024, we repurchased 2026 Senior Secured Notes with a principal amount of $16.4 million (US$12.0 million) in exchange for $8.0 million (US$5.9 million). The repurchases resulted in a gain on repurchase of debt of $8.4 million. The repurchases also resulted in a write-off of the related debt issue costs and prepayment options. There were no repurchases during the three months ended September 30, 2024.

Senior Unsecured Notes

Our Senior Unsecured Notes, in the original principal amount of US$550.0 million, bear interest at an annual rate of 6.5% and are due in October 2027.

As at September 30, 2024, the balance outstanding was US$221.3 million. The indenture governing the Senior Unsecured Notes includes covenants or terms that restrict our ability to, among other things, incur additional indebtedness, incur liens, pay dividends or make certain other restricted payments, investments or acquisitions, enter into certain transactions with affiliates, modify or cancel our satellite insurance, effect mergers with another entity, and redeem our Senior Unsecured Notes, without penalty, before October 15, 2024, in each case subject to exceptions provided in the Senior Unsecured Notes indenture.

During the nine months ended September 30, 2024, we repurchased Senior Unsecured Notes with a principal amount of $100.4 million (US$73.8 million) in exchange for $30.4 million (US$22.3 million). The repurchases resulted in a gain on repurchase of debt of $70.0 million. The repurchases also resulted in a write-off of the related debt issue costs and prepayment options. There were no repurchases during the three months ended September 30, 2024.

Telesat Lightspeed Financing- Senior Secured Term Loan Facilities

To fund our Lightspeed LEO constellation, on September 13, 2024, Telesat LEO Inc. (a wholly owned unrestricted subsidiary of Telesat) entered into loan agreements with 16342451 Canada Inc., a subsidiary of Canada Development Investment Corporation and Investissement Quebec (“the lenders”), for senior secured non-revolving delayed draw term loan facilities in the principal amount of $2,140 million and $400 million, respectively (“Telesat Lightspeed Financing”).

The loan carries a floating interest rate of 4.75% above the 3-month term Canadian Overnight Repo Rate Average (CORRA) on the outstanding drawn loan amount with a 15-year maturity. All interest accrued on the loan until six months after the initial project completion date (a date upon which a certain number of satellites under the LEO project have been launched, with a certain number of satellites made operational and certain other milestones under the agreement being met) shall be added to the principal amount.

Unless accelerated on the event of default as defined in the Telesat Lightspeed Financing, principal repayment of the loan is required on a semi-annual installment basis in 10 years commencing one year after initial project completion date subject to the mandatory repayment of full amount by 15th anniversary of the initial draw on the loan. The amount of each semi-annual installment will be calculated as a percentage of the total loan amount as prescribed in the loan agreement.

In addition to the regular repayment, we will also be required to make mandatory prepayment or repayment under certain circumstances including in cases when it has excess cash flow. The Telesat Lightspeed Financing also provide a full or partial prepayment option to Telesat LEO Inc.

Telesat Lightspeed Financing includes both financial and non-financial covenants that we must comply with.

As consideration for making available the loan facility, Telesat LEO Inc., before the initial draw on the loan, will enter into a warrant agreement with the lenders and irrevocably grant warrants equivalent to 11.87% of common shares in the capital of Telesat LEO Inc. on a fully diluted basis. The warrants are exercisable in whole or in part, at any time after the second anniversary of the date of issuance of the warrants and up to 10 years from the issuance date (subject to certain terms and conditions of the warrant agreement) based upon an equity valuation of US$3 billion for Telesat LEO.

The Telesat Lightspeed Financing is secured by substantially all of the assets in our unrestricted subsidiaries. As at September 30, 2024, certain conditions precedent to drawdown of the loans under the Telesat LEO Financing remained outstanding and consequently, no draws could be made under the facility and no warrants were issued to the Lenders, as at that date.

Covenant Compliance

As at September 30, 2024, we were in compliance with the financial covenants of our Senior Secured Credit Facilities, the indenture governing our Senior Unsecured Notes, the indenture governing our Senior Secured Notes and the indenture governing our 2026 Senior Secured Notes.

Debt Service Cost

An estimate of the interest expense is based upon assumptions of foreign exchange rates, SOFR, BA rates and the applicable margins of our Senior Secured Credit Facilities. Our interest expense for the year ending December 31, 2024, is expected to be approximately $225.5 million. The interest expense excludes the amortization of our deferred financing costs, prepayment options and loss on repayment. The balance does not include any interest expense tied to any draw downs associated with the Telesat Lightspeed Financing.

Derivatives

We use, from time to time, interest rate and currency derivatives to manage our exposure to changes in interest rates and foreign exchange rates. As at September 30, 2024, there were no interest rate or currency derivatives that were outstanding.

We also have embedded derivatives that are accounted for separately at fair value. These embedded derivatives are related to the prepayment option on our Senior Unsecured Notes, the prepayment option on our Senior Secured Notes and the prepayment option on our 2026 Senior Secured Notes. As at September 30, 2024, the fair value of the embedded derivative related to the prepayment option on our Senior Unsecured Notes, Senior Secured Notes and 2026 Senior Secured Notes was $Nil.

The changes in the fair value of these embedded derivatives are recorded on our consolidated statements of income as a gain or loss on changes in fair value of financial instruments and are non-cash.

All derivative instruments are measured at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal market under current market conditions at the measurement date. Where possible, fair values are based on the quoted market values in an active market. In the absence of an active market, we determine fair values based on prevailing market rates (bid and ask prices, as appropriate) for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market-based inputs.

These estimates are affected significantly by the assumptions for the amount and timing of estimated future cash flows and discount rates, which all reflect varying degrees of risk. Potential income taxes and other expenses that would be incurred on disposition of our derivative instruments are not reflected in the fair values. The fair values also include an adjustment related to the counterparty credit risk. As a result, the fair values are not necessarily the net amounts that would be realized if these instruments were actually settled.

MARKET RISK

Credit Risk Related to Financial Instruments

Financial instruments that potentially subject us to a concentration of credit risk consist of cash and short-term investments, accounts receivable, derivative assets and other assets. Cash and short-term investments are invested with high quality financial institutions and are governed by our corporate investment policy, which aims to reduce credit risk by restricting investments to high-grade, mainly U.S. dollar and Canadian dollar denominated investments. Credit checks are performed to minimize exposure to any one customer. We are exposed to credit risk if counterparties to our derivative instruments are unable to meet their obligations. It is expected that these counterparties will be able to meet their obligations as they are institutions with strong credit ratings, but we continue to periodically monitor their credit risk and credit exposure.

Foreign Exchange Risk

Our operating results are subject to fluctuations as a result of exchange rate variations to the extent that transactions are made in currencies other than Canadian dollars. The most significant impact of variations in the exchange rate is on our U.S. dollar denominated indebtedness and cash and short-term investments. In addition, a portion of our revenue and expenses, as well as the majority of our capital expenditures are denominated in U.S. dollars. As a result, the volatility of the U.S. currency exposes us to foreign exchange risks.

For the three-month period ended September 30, 2024, we recorded a mainly non-cash foreign exchange gain of approximately $35.7 million due to a weaker U.S. to Canadian dollar spot rate ($1.3525) compared to June 30, 2024 ($1.3679).

For the three-month period ended September 30, 2023, we recorded a mainly non-cash foreign exchange loss of approximately $76.9 million due to a stronger U.S. to Canadian dollar spot rate ($1.3577) compared to June 30, 2023 ($1.3242).

For the nine-month period ended September 30, 2024, we recorded a mainly non-cash foreign exchange loss of approximately $67.2 million due to a stronger U.S. to Canadian dollar spot rate ($1.3525) compared to December 31, 2023 ($1.3243).

For the nine-month period ended September 30, 2023, we recorded a mainly non-cash foreign exchange gain of approximately $0.2 million, mainly as a result of a stronger U.S. dollar to Canadian dollar spot rate as at September 30, 2023 ($1.3577), compared to the spot rate as at December 31, 2022 ($1.3554), and the resulting unfavorable impact on the translation of our U.S. dollar denominated indebtedness, partially offset by the impact of the foreign exchange on the debts that were repurchased.

The approximate amount of our revenue and certain expenses denominated in U.S. dollars, as a percentage of their overall balance, is summarized in the table below:

	Three months ended September 30, 2024	Nine months ended September 30, 2024
Revenue	51.7%	52.9%
Operating expenses	42.3%	44.7%
Interest on our indebtedness	100.0%	100.0%

We use, from time to time, the following instruments to manage our exposure to foreign exchange risk:

•        forward currency contracts to hedge foreign exchange risk on anticipated cash flows, mainly related to the construction of satellites and interest payments; and

•        currency derivative instruments to hedge the foreign exchange risk on our U.S. dollar denominated indebtedness.

Our policy is that we do not use derivative instruments for speculative purposes. As at September 30, 2024, we have no forward currency contracts nor any currency derivative instruments.

A five percent increase (decrease) in the value of the U.S. dollar against the Canadian dollar would have increased (decreased) our indebtedness and (decreased) increased our net income (loss) as at September 30, 2024 by $146.5 million.

A five percent increase (decrease) in the value of the U.S. dollar against the Canadian dollar would have increased (decreased) our cash and cash equivalents by $49.7 million, increased (decreased) our net income (loss) by $6.0 million and increased (decreased) our other comprehensive income (loss) by $43.7 million as at September 30, 2024.

A five percent increase (decrease) in the value of the U.S. dollar against the Canadian dollar would have increased (decreased) our revenue and certain expenses for the three and nine months ended September 30, 2024, as summarized in the table below:

($ millions)	Three months ended September 30, 2024	Nine months ended September 30, 2024
Revenue	$3.6	$11.7
Operating expenses	$1.0	$3.3
Interest on our indebtedness	$2.8	$8.7

The sensitivity analyses above assume that all other variables remain constant.

Through our U.S. dollar denominated indebtedness, we are exposed to foreign exchange fluctuations. The following table contains our existing U.S. dollar denominated indebtedness balances at the beginning of each respective period, which are net of our scheduled debt repayments, and based on the foreign exchange rate as at September 30, 2024.

($ millions, beginning of period)	Q3 2024	2025	2026	2027
U.S. TLB Facility	$1,802.9	$1,786.0	$1,786.0	$—
Senior Unsecured Notes	299.2	299.2	299.2	299.2
Senior Secured Notes	304.3	304.3	304.3	304.3
2026 Senior Secured Notes	523.5	523.5	523.5	—
U.S. dollar denominated debt balances	$2,930.0	$2,913.0	$2,913.0	$603.5

Interest Rate Risk

We are exposed to interest rate risk on our cash and short-term investments and on our indebtedness, a portion of the indebtedness which includes a variable interest rate. Changes in the interest rates could impact the amount of interest that we receive or are required to pay.

We use, from time to time, interest rate swaps to hedge the interest rate risk related to our indebtedness.

Our policy is that we do not use derivative instruments for speculative purposes.

If the interest rates on our variable rate debt changed by 0.25%, the result would be an increase or decrease of $1.2 million and $3.5 million to our net income (loss) for the three and nine months ended September 30, 2024, respectively.

As at September 30, 2024, through our U.S. TLB Facility we are exposed to interest rate fluctuations. The following table contains the balance of the U.S. TLB facility at the beginning of each respective period, net of our scheduled repayments, and based on the foreign exchange rate as at September 30, 2024.

($ millions)	Q3 2024	2025	2026
U.S. TLB Facility	$1,802.9	$1,786.0	$1,786.0

NON-IFRS MEASURES

Adjusted EBITDA

Adjusted EBITDA and Adjusted EBITDA margin are non-IFRS measures. EBITDA is defined as “Earnings Before Interest, Taxes, Depreciation and Amortization.” Adjusted EBITDA is used to measure our financial performance. Adjusted EBITDA is defined as operating income (excluding certain operating expenses such as share-based compensation expenses and unusual and non-recurring items, including restructuring related expenses) before interest expense, taxes, depreciation and amortization. Adjusted EBITDA margin is used to measure our operating performance. Adjusted EBITDA margin is defined as the ratio of Adjusted EBITDA to revenue.

Adjusted EBITDA and Adjusted EBITDA margin are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other issuers. Adjusted EBITDA allows investors and us to compare our operating results with that of competitors exclusive of depreciation and amortization, interest and investment income, interest expense, taxes and certain other expenses. Financial results of competitors in the satellite services industry have significant variations that can result from timing of capital expenditures, the amount of intangible assets recorded, the differences in assets’ lives, the timing and amount of investments, the effects of other income (expense), and unusual and non-recurring items. The use of Adjusted EBITDA assists investors and us to compare operating results exclusive of these items. Competitors in the satellite services industry have significantly different capital structures. We believe that the use of Adjusted EBITDA improves comparability of performance by excluding interest expense.

We believe that the use of Adjusted EBITDA and the Adjusted EBITDA margin along with IFRS financial measures enhances the understanding of our operating results and is useful to investors and us in comparing performance with competitors, estimating enterprise value and making investment decisions. Adjusted EBITDA and

Adjusted EBITDA margin as used here may not be the same as similarly titled measures reported by competitors. Adjusted EBITDA and Adjusted EBITDA margin should be used in conjunction with IFRS financial measures and are not presented as a substitute for cash flows from operations as a measure of our liquidity or as a substitute for net income (loss) as an indicator of our operating performance.

The following table provides a quantitative reconciliation of net income to Adjusted EBITDA and Adjusted EBITDA margin, each of which are non-IFRS measures.

($ millions)	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Net income (loss)	$67.8	$(3.5)	$144.8	$543.9
Tax expense (recovery)	5.2	18.4	40.2	99.8
(Gain) loss on foreign exchange	(35.7)	76.9	67.2	(0.2)
Interest and other income	(15.7)	(16.2)	(57.0)	(48.8)
Interest expense	59.4	67.7	185.8	205.2
Gain on repurchase of debt	(21.4)	(68.1)	(193.7)	(221.5)
Depreciation	32.2	47.1	100.3	140.1
Amortization	2.8	3.2	8.4	9.9
Other operating (gains) losses, net	(2.3)	—	(2.3)	(344.9)
Non-recurring compensation expenses(1)	0.7	0.2	2.1	0.7
Non-cash expense related to share-based compensation	3.1	7.1	14.5	26.1
Adjusted EBITDA	$96.2	$132.8	$310.3	$410.4

Revenue	$138.4	$175.1	$443.0	$538.3
Adjusted EBITDA Margin	69.5%	75.9%	70.0%	76.2%

____________

(1)      Includes severance payments, special compensation and benefits for executives and employees.

Adjusted EBITDA for Telesat Corporation for the three and nine-month periods ended September 30, 2024, decreased by $36.6 million and $100.1 million, respectively, when compared to the same periods in the prior year. The decreases were primarily due to lower revenue, as discussed above.

Consolidated EBITDA for Covenant Purposes

Under the terms of the Credit Agreement for our Senior Secured Credit Facilities, we are required to comply with a senior secured leverage ratio maintenance covenant as well as with other financial ratio covenants that impact, among other items, our ability to incur debt and make dividend payments.

If our Revolving Credit Facility is drawn by more than 35% of the Credit Facility amount, our Credit Agreement requires us to comply with a first lien net leverage ratio of 5.75:1.00, tested quarterly, and failure to comply will result in an event of default. We refer to this first lien net leverage ratio as the Consolidated Total Secured Debt to Consolidated EBITDA for Covenant Purposes ratio.

Our Credit Agreement limits, among other items, our ability to incur debt and make dividend payments if the total leverage ratio is above 4.50:1.00, with certain exceptions. We refer to this total leverage ratio as the Consolidated Total Debt for Covenant Purposes to Consolidated EBITDA for the purposes of our Senior Secured Credit Facilities.

Our Consolidated Earnings Before Interest, Taxes, Depreciation and Amortization for Covenant Purposes is defined as net income (loss) for Telesat and Restricted Subsidiaries plus interest expense, net of cash interest income earned on cash and cash equivalents, depreciation expense, amortization expense, extraordinary losses and unusual and non-recurring charges, non-cash charges, any expenses or charges incurred in connection with any issuance of debt, any impairment charges or asset write off, foreign withholding taxes paid or accrued, non-cash charges related to share-based compensation expense and consulting fees payable to Loral. Additional sums which may be added include projected cost savings from an acquisition and lost revenue which may have been earned by satellites that have been subject to an insured loss. Deductions which are made in calculating Consolidated EBITDA for Covenant Purposes include extraordinary, non-recurring gains and losses and non-cash gains and losses.

Further adjustments are made to account for income from Unrestricted Subsidiaries, and currency gains and losses (including non-cash gains or losses on derivative contracts). Unrestricted Subsidiaries are (a) any Subsidiary of Telesat that is formed or acquired after the closing date of the Credit Agreement, provided that such Subsidiary is designated as an Unrestricted Subsidiary, and (b) any Restricted Subsidiary subsequently re-designated as an Unrestricted Subsidiary.

Consolidated EBITDA for Covenant Purposes is not a presentation made in accordance with IFRS, is not a measure of financial condition or profitability, and should not be considered as an alternative to (1) net income (loss) determined in accordance with IFRS or (2) cash flows from operating activities determined in accordance with IFRS. Additionally, Consolidated EBITDA for Covenant Purposes is not intended to be a measure of free cash flow for management’s discretionary use as it does not include certain cash requirements for such items as interest payments, tax payments and debt service requirements. We believe that the inclusion of Consolidated EBITDA for Covenant Purposes herein is appropriate to provide additional information concerning the calculation of the financial ratio maintenance covenant and other covenants on our Senior Secured Credit Facilities. Consolidated EBITDA for Covenant Purposes is a material component of these covenants. Non-compliance with the financial ratio maintenance covenant contained in our Senior Secured Credit Facilities could result in the requirement to immediately repay all amounts outstanding. This presentation of Consolidated EBITDA for Covenant Purposes is not comparable to other similarly titled measures of other companies because not all companies use identical calculations of EBITDA. We believe the disclosure of the calculation of Consolidated EBITDA for Covenant Purposes provides information that is useful to an investor’s understanding of our liquidity and financial flexibility.

The following is a reconciliation of net income, which is an IFRS measure of our operating results, to Consolidated EBITDA for Covenant Purposes, as defined in the Credit Agreement and the calculation of the ratio of Consolidated Total Secured Debt to Consolidated EBITDA for Covenant Purposes as defined in the Credit Agreement. The terms and related calculations are defined in the Credit Agreement, a copy of which is publicly available at https://www.sec.gov.

(in $ millions)	Twelve months ended September 30, 2024
Net income (loss)	$184.1
Impact of unrestricted subsidiaries	(11.3)
Consolidated income for Covenant Purposes	172.8
Plus:
Income taxes (Note 1)	26.4
Interest expense (Note 1)	223.2
Depreciation and amortization expense (Note 1)	152.1
Non-cash share-based compensation and pension expense (Note 1)	23.9
Other	16.7
Increased (decreased) by:
Impairment	79.7
Gain on repurchase of debt	(202.3)
Non-cash (gains) losses resulting from changes in foreign exchange rates (Note 1)	(8.3)
Consolidated EBITDA for Covenant Purposes	$484.1

____________

Note 1: Adjustments for covenant purposes exclude certain specific expenses as defined in the Credit Agreement. As a result, these items in the covenant calculation do not reconcile to the financial statement line items.

Consolidated Total Secured Debt and Consolidated Debt for Covenant Purposes

Consolidated Total Debt for Covenant Purposes and Consolidated Total Secured Debt for Covenant Purposes are non-IFRS measures. We believe that the inclusion of Consolidated Total Debt for Covenant Purposes and Consolidated Total Secured Debt for Covenant Purposes herein are appropriate to provide additional information concerning the calculation of the financial ratio maintenance and other covenants under our Senior Secured Credit Facilities and provides information that is useful to an investor’s understanding of our compliance with these financial covenants.

The following is a reconciliation of our Consolidated Total Debt for Covenant Purposes and Consolidated Total Secured Debt for Covenant Purposes to Indebtedness:

(in $ millions)	As at September 30, 2024
U.S. dollar denominated debt
Term Loan B U.S. Facility (US$)	$1,333.0
Senior Unsecured Notes (US$)	221.3
Senior Secured Notes (US$)	225.0
2026 Senior Secured Notes (US$)	387.0
2,166.3
Foreign exchange adjustment	763.6
Subtotal	2,930.0
Deferred financing costs and prepayment options	(1.8)
Indebtedness	$2,928.2
(in $ millions)
Indebtedness	$2,928.2
Adjustments for covenant purposes:
Deferred financing costs and prepayment options	1.8
Add: lease liabilities	31.8
Consolidated Total Debt	2,961.7
Less: Cash and cash equivalents (max. US$100 million)	(135.3)
Consolidated Total Debt for Covenant Purposes	$2,826.5
Consolidated Total Debt	$2,961.7
Less: Unsecured debt (Senior Unsecured Notes)	(299.2)
Consolidated Total Secured Debt	2,662.5
Less: Cash and cash equivalents (max. US$100 million)	(135.3)
Consolidated Total Secured Debt for Covenant Purposes	$2,527.2

As at September 30, 2024, the Consolidated Total Debt for Covenant Purposes to Consolidated EBITDA ratio, for the purposes of our Senior Secured Credit Facilities was 5.84:1.00. The Consolidated Total Secured Debt to Consolidated EBITDA for Covenant Purposes ratio, for the purposes of our Senior Secured Credit Facilities, was 5.22:1.00.

The consolidated EBITDA for covenant purposes for the Senior Secured Credit Facilities for the twelve months ended September 30, 2023 was $588.6 million. Detailed information of the calculation is included in Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations in the Telesat Corporation Quarterly Report for the three and nine month periods ended September 30, 2023 on Form 6-K furnished with the SEC on November 6, 2023, which can be obtained on the SEC website at https://www.sec.gov.

As at the date hereof, we are in compliance with our debt covenants.

Unaudited Interim Condensed Consolidating Financial Information

The unaudited interim condensed consolidating financial information reflects the investments, using the equity method of accounting, of Telesat in the Issuers, of the Issuers in their respective Guarantor and Non-Guarantor subsidiaries, and of the Guarantors in their Non-Guarantor subsidiaries.

Balances of Telesat Partnership are inclusive of balances associated with Telesat Partnership LP, Telesat CanHold Corporation, Telesat Can ULC, Loral Space & Communications Inc. and Loral Skynet Corporation.

The unaudited interim condensed consolidating financial information for the three months and nine months ended September 30, 2023 incorporated the changes from the amendments to IAS 12, Income Taxes.

Unaudited Interim Condensed Consolidating Statements of Income (Loss)
For the three months ended September 30, 2024

(in thousands of $)	Telesat Corporation	Telesat Partnership	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non- guarantor subsidiaries	Adjustments	Consolidated
Revenue	$—	$—	$—	$111,033	$72,319	$1,894	$(46,805)	$138,441
Operating expenses	(1,340)	(302)	—	(64,813)	(12,439)	(13,846)	46,805	(45,935)
Depreciation	—	—	—	(3,405)	(27,397)	(449)	(982)	(32,233)
Amortization	—	—	—	(1,335)	(625)	(82)	(765)	(2,807)
Other operating gains (losses), net	—	—	—	(4,661)	(318)	—	7,251	2,272
Operating income (loss)	(1,340)	(302)	—	36,819	31,540	(12,483)	5,504	59,738
Income (loss) from equity investments	63,557	65,108	—	32,287	465	—	(161,417)	—
Interest expense	(25)	(111)	—	(56,755)	(3,154)	(13)	615	(59,443)
Gain on repurchase of debt	—	—	—	21,368	—	—	—	21,368
Interest and other income (expense)	19	42	—	982	1,333	13,858	(566)	15,668
Gain (loss) on foreign exchange	(12)	(13)	—	32,987	(100)	2,723	90	35,675
Income (loss) before income taxes	62,199	64,724	—	67,688	30,084	4,085	(155,774)	73,006
Tax (expense) recovery	—	(1,167)	—	(2,580)	(1,038)	(379)	—	(5,164)
Net income (loss)	$62,199	$63,557	$—	$65,108	$29,046	$3,706	$(155,774)	$67,842

Unaudited Interim Condensed Consolidating Statements of Comprehensive Income (Loss)
For the three months ended September 30, 2024

(in thousands of $)	Telesat Corporation	Telesat Partnership	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non- guarantor subsidiaries	Adjustments	Consolidated
Net income (loss)	$62,199	$63,557	$—	$65,108	$29,046	$3,706	$(155,774)	$67,842
Other comprehensive income (loss)
Items that may be reclassified into profit or loss
Foreign currency translation adjustments	95	(54)	—	(1,206)	(1,765)	(25,391)	(23,005)	(51,326)
Other comprehensive income (loss) from equity investments	(28,416)	(28,362)	—	(27,156)	6,707	—	77,227	—
Other comprehensive income (loss)	(28,321)	(28,416)	—	(28,362)	4,942	(25,391)	54,222	(51,326)
Total comprehensive income (loss)	$33,878	$35,141	$—	$36,746	$33,988	$(21,685)	$(101,552)	$16,516

Unaudited Interim Condensed Consolidating Statements of Income (Loss)
For the nine months ended September 30, 2024

(in thousands of $)	Telesat Corporation	Telesat Partnership	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non- guarantor subsidiaries	Adjustments	Consolidated
Revenue	$—	$—	$—	$343,437	$229,511	$15,896	$(145,795)	$443,049
Operating expenses	(1,867)	(903)	—	(204,102)	(41,011)	(47,242)	145,795	(149,330)
Depreciation	—	—	—	(9,624)	(81,680)	(1,740)	(7,228)	(100,272)
Amortization	—	—	—	(1,456)	(1,931)	(245)	(4,806)	(8,438)
Other operating gains (losses), net	—	—	—	(4,679)	(318)	—	7,251	2,254
Operating income (loss)	(1,867)	(903)	—	123,576	104,571	(33,331)	(4,783)	187,263
Income (loss) from equity investments	225,377	228,981	—	105,349	1,350	—	(561,057)	—
Interest expense	(79)	(322)	—	(177,821)	(9,669)	(15)	2,091	(185,815)
Gain on repurchase of debt	—	—	—	193,690	—	—	—	193,690
Interest and other income (expense)	37	129	—	80,865	5,464	46,628	(76,090)	57,033
Gain (loss) on foreign exchange	(12)	26	—	(67,059)	(287)	27	90	(67,215)
Income (loss) before income taxes	223,456	227,911	—	258,600	101,429	13,309	(639,749)	184,956
Tax (expense) recovery	—	(2,534)	—	(29,619)	(4,100)	(3,939)	—	(40,192)
Net income (loss)	$223,456	$225,377	$—	$228,981	$97,329	$9,370	$(639,749)	$144,764

Unaudited Interim Condensed Consolidating Statements of Comprehensive Income (Loss)
For the nine months ended September 30, 2024

(in thousands of $)	Telesat Corporation	Telesat Partnership	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non- guarantor subsidiaries	Adjustments	Consolidated
Net income (loss)	$223,456	$225,377	$—	$228,981	$97,329	$9,370	$(639,749)	$144,764
Other comprehensive income (loss)
Items that may be reclassified into profit or loss
Foreign currency translation adjustments	(135)	161	—	4,053	3,888	60,456	21,332	89,755
Other comprehensive income (loss) from equity investments	68,558	68,397	—	64,344	(31,995)	—	(169,304)	—
Other comprehensive income (loss)	68,423	68,558	—	68,397	(28,107)	60,456	(147,972)	89,755
Total comprehensive income (loss)	$291,879	$293,935	$—	$297,378	$69,222	$69,826	$(787,721)	$234,519

Unaudited Interim Condensed Consolidating Statements of Income (Loss)
For three months ended September 30, 2023

(in thousands of $)	Telesat Corporation	Telesat Partnership	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non- guarantor subsidiaries	Adjustments	Consolidated
Revenue	$—	$—	$—	$137,206	$85,362	$4,151	$(51,633)	$175,086
Operating expenses	(140)	(371)	—	(73,838)	(11,817)	(15,012)	51,633	(49,545)
Depreciation	—	—	—	(9,116)	(36,618)	(342)	(982)	(47,058)
Amortization	—	—	—	(61)	(678)	(81)	(2,344)	(3,164)
Other operating gains (losses) net	—	—	—	(32)	—	—	18	(14)
Operating income (loss)	(140)	(371)	—	54,159	36,249	(11,284)	(3,308)	75,305
Income (loss) from equity investments	76,521	81,737	—	30,342	1,057	—	(189,657)	—
Interest expense	(45)	(147)	—	(66,485)	(3,360)	(2)	2,291	(67,748)
Gain on repurchase of debt	—	—	—	68,072	—	—	—	68,072
Interest and other income (expense)	—	40	—	82,517	753	11,700	(78,829)	16,181
Gain (loss) on foreign exchange	1	2	—	(76,280)	263	(872)	—	(76,886)
Income (loss) before income taxes	76,337	81,261	—	92,325	34,962	(458)	(269,503)	14,924
Tax (expense) recovery	—	(4,740)	—	(10,588)	(2,544)	(561)	—	(18,433)
Net income (loss)	$76,337	$76,521	$—	$81,737	$32,418	$(1,019)	$(269,503)	$(3,509)

Unaudited Interim Condensed Consolidating Statements of Comprehensive Income (Loss)
For the three months ended September 30, 2023

(in thousands of $)	Telesat Corporation	Telesat Partnership	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non- guarantor subsidiaries	Adjustments	Consolidated
Net income (loss)	$76,337	$76,521	$—	$81,737	$32,418	$(1,019)	$(269,503)	$(3,509)
Other comprehensive income (loss)
Items that may be reclassified into profit or loss
Foreign currency translation adjustments	(171)	(30)	—	4,314	5,380	49,736	(1,214)	58,015
Other comprehensive income (loss) from equity investments	59,400	59,430	—	55,116	14,524	—	(188,470)	—
Other comprehensive income (loss)	59,229	59,400	—	59,430	19,904	49,736	(189,684)	58,015
Total comprehensive income (loss)	$135,566	$135,921	$—	$141,167	$52,322	$48,717	$(459,187)	$54,506

Unaudited Interim Condensed Consolidating Statements of Income (Loss)
For nine months ended September 30, 2023

(in thousands of $)	Telesat Corporation	Telesat Partnership	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non- guarantor subsidiaries	Adjustments	Consolidated
Revenue	$—	$—	$—	$432,473	$270,111	$10,724	$(175,048)	$538,260
Operating expenses	(216)	(939)	—	(247,281)	(42,935)	(38,328)	175,048	(154,651)
Depreciation	—	—	—	(27,249)	(113,748)	(1,041)	1,971	(140,067)
Amortization	—	—	—	(721)	(1,988)	(242)	(6,976)	(9,927)
Other operating gains (losses), net	—	—	—	(43)	4	(1,828)	346,766	344,899
Operating income (loss)	(216)	(939)	—	157,179	111,444	(30,715)	341,761	578,514
Income (loss) from equity investments	328,655	330,909	—	96,243	250	—	(756,057)	—
Interest expense	(45)	144	—	(197,263)	(10,288)	(10)	2,291	(205,171)
Gain on repurchase of debt	—	—	—	221,462	—	—	—	221,462
Interest and other income (expense)	1	698	—	96,257	1,656	32,112	(81,960)	48,764
Gain (loss) on foreign exchange	(615)	5	—	310	547	(66)	—	181
Income (loss) before tax	327,780	330,817	—	374,188	103,609	1,321	(493,965)	643,750
Tax (expense) recovery	—	(2,162)	—	(43,279)	(6,061)	(2,376)	(45,942)	(99,820)
Net income (loss)	$327,780	$328,655	$—	$330,909	$97,548	$(1,055)	$(539,907)	$543,930

Unaudited Interim Condensed Consolidating Statements of Comprehensive Income (Loss)
For the nine months ended September 30, 2023

(in thousands of $)	Telesat Corporation	Telesat Partnership	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non- guarantor subsidiaries	Adjustments	Consolidated
Net income (loss)	$327,780	$328,655	$—	$330,909	$97,548	$(1,055)	$(539,907)	$543,930
Other comprehensive income (loss)
Items that may be reclassified into profit or loss
Foreign currency translation adjustments	616	68	—	(307)	(3,941)	31,423	(19,735)	8,124
Other comprehensive income (loss) from equity investments	27,243	27,175	—	27,482	28,471	—	(110,371)	—
Other comprehensive income (loss)	27,859	27,243	—	27,175	24,530	31,423	(130,106)	8,124
Total comprehensive income (loss)	$355,639	$355,898	$—	$358,084	$122,078	$30,368	$(670,013)	$552,054

Unaudited Interim Condensed Consolidating Balance Sheets
As at September 30, 2024

(in thousands of $)	Telesat Corporation	Telesat Partnership	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non- guarantor subsidiaries	Adjustments	Consolidated
Assets
Cash and cash equivalent	$1,564	$4,378	$—	$106,983	$118,049	$846,425	$—	$1,077,399
Trade and other receivables	119	—	—	28,593	15,702	16,741	—	61,155
Other current financial assets	—	143	—	—	2,099	6	(2,029)	219
Intercompany receivables	4,955	—	—	235,605	76,887	290	(317,737)	—
Current income tax recoverable	—	1,709	—	6,041	720	565	—	9,035
Prepaid expenses and other current assets	3,362	—	—	6,003	6,965	105,069	(4,562)	116,837
Total current assets	10,000	6,230	—	383,225	220,422	969,096	(324,328)	1,264,645
Satellites, property and other equipment	—	—	—	85,297	514,551	1,203,641	35,152	1,838,641
Deferred tax assets	—	—	—	—	11,627	—	(9,112)	2,515
Other long-term financial assets	—	8,499	—	1,453	4,456	314	(8,500)	6,222
Long-term income tax recoverable	—	—	—	7,497	—	—	—	7,497
Other long-term assets	—	—	—	39,171	—	—	—	39,171
Intangible assets	—	—	—	340	554,575	177,583	(46,825)	685,673
Investment in affiliates	622,155	706,423	—	3,052,208	140,324	—	(4,521,110)	—
Goodwill	—	—	—	549,162	—	—	1,938,635	2,487,797
Total assets	$632,155	$721,152	$—	$4,118,353	$1,445,955	$2,350,634	$(2,936,088)	$6,332,161

Liabilities
Trade and other payables	$1,205	$69	$—	$20,083	$6,666	$129,444	$—	$157,467
Other current financial liabilities	143	—	—	41,285	3,376	—	(2,029)	42,775
Intercompany payables	3,687	359	—	75,514	227,513	10,664	(317,737)	—
Income taxes payable	—	2,338	—	—	741	1,303	—	4,382
Other current liabilities	—	—	—	38,156	34,191	738	(4,562)	68,523
Current indebtedness	—	—	—	16,911	—	—	—	16,911
Total current liabilities	5,035	2,766	—	191,949	272,487	142,149	(324,328)	290,058
Long-term indebtedness	—	—	—	2,911,284	—	—	—	2,911,284
Deferred tax liabilities	—	—	—	205,301	—	26,085	(7,275)	224,111
Other long-term financial liabilities	8,499	196	—	18	13,036	—	(8,500)	13,249
Other long-term liabilities	—	7,001	—	85,365	156,730	1,669	—	250,765
Total liabilities	13,534	9,963	—	3,393,917	442,253	169,903	(340,103)	3,689,467
Shareholders’ equity	618,621	711,189	—	724,436	1,003,702	2,180,731	(2,595,985)	2,642,694
Total liabilities and shareholders’ equity	$632,155	$721,152	$—	$4,118,353	$1,445,955	$2,350,634	$(2,936,088)	$6,332,161

Condensed Consolidating Balance Sheets
As at December 31, 2023

(in thousands of $)	Telesat Corporation	Telesat Partnership	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non- guarantor subsidiaries	Adjustments	Consolidated
Assets
Cash and cash equivalents	$708	$7,800	$—	$280,859	$140,561	$1,239,161	$—	$1,669,089
Trade and other receivables	—	—	—	32,517	20,702	25,070	—	78,289
Other current financial assets	—	64	—	—	306	402	(141)	631
Intercompany receivables	381	1	—	233,258	74,307	714	(308,661)	—
Current income tax recoverable	—	1,687	—	12,495	2,081	314	(67)	16,510
Prepaid expenses and other current assets	3,281	—	—	7,606	10,977	38,958	(8,653)	52,169
Total current assets	4,370	9,552	—	566,735	248,934	1,304,619	(317,522)	1,816,688
Satellites, property and other equipment	—	—	—	91,410	587,731	539,418	41,739	1,260,298
Deferred tax assets	—	—	—	—	11,895	—	(8,941)	2,954
Other long-term financial assets	—	8,322	—	2,080	4,553	—	(8,322)	6,633
Long-term income tax recoverable	—	—	—	7,497	—	—	—	7,497
Other long-term assets	—	—	—	40,635	291	—	—	40,926
Intangible assets	—	—	—	604	557,269	174,119	(39,236)	692,756
Investment in affiliates	424,652	505,476	—	2,928,832	126,687	—	(3,985,647)	—
Goodwill	—	—	—	549,162	—	—	1,897,441	2,446,603
Total assets	$429,022	$523,350	$—	$4,186,955	$1,537,360	$2,018,156	$(2,420,488)	$6,274,355

Liabilities
Trade and other payables	$106	$43	$—	$22,735	$7,950	$12,792	$—	$43,626
Other current financial liabilities	64	—	—	26,526	2,573	—	(102)	29,061
Intercompany payables	186	282	—	74,494	223,566	10,133	(308,661)	—
Income taxes payable	—	—	—	—	142	1,795	(16)	1,921
Other current liabilities	—	—	—	47,989	23,474	300	(8,644)	63,119
Total current liabilities	356	325	—	171,744	257,705	25,020	(317,423)	137,727
Long-term indebtedness	—	—	—	3,197,019	—	—	—	3,197,019
Deferred tax liabilities	—	—	—	216,527	—	25,541	(6,821)	235,247
Other long-term financial liabilities	8,322	192	—	79	14,646	—	(8,301)	14,938
Other long-term liabilities	—	9,147	—	96,112	185,182	—	—	290,441
Total liabilities	8,678	9,664	—	3,681,481	457,533	50,561	(332,545)	3,875,372
Total shareholders’ equity	420,344	513,686	—	505,474	1,079,827	1,967,595	(2,087,943)	2,398,983
Total liabilities and shareholders’ equity	$429,022	$523,350	$—	$4,186,955	$1,537,360	$2,018,156	$(2,420,488)	$6,274,355

Unaudited Interim Condensed Consolidating Statements of Cash Flows
For the nine months ended September 30, 2024

(in thousands of $)	Telesat Corporation	Telesat Partnership	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non- guarantor subsidiaries	Adjustments	Consolidated
Cash flows from (used in) operating activities
Net income (loss)	$223,456	$225,377	$—	$228,981	$97,329	$9,370	$(639,749)	$144,764
Adjustment to reconcile net income (loss) to cash flows from operating activities
Depreciation	—	—	—	9,624	81,680	1,740	7,228	100,272
Amortization	—	—	—	1,456	1,931	245	4,806	8,438
Tax expense (recovery)	—	2,534	—	29,619	4,100	3,939	—	40,192
Interest expense	79	322	—	177,821	9,669	15	(2,091)	185,815
Interest income	(37)	(128)	—	(5,754)	(5,615)	(46,458)	2,022	(55,970)
(Gain) loss on foreign exchange	12	(26)	—	67,059	287	(27)	(90)	67,215
Share-based compensation	—	—	—	12,355	2,106	43	—	14,504
(Income) loss from equity investments	(225,377)	(228,981)	—	(105,349)	(1,350)	—	561,057	—
(Gain) loss on disposal of assets	—	—	—	48	318	—	—	366
(Gain) loss on disposal of subsidiaries	—	—	—	4,630	—	—	(7,250)	(2,620)
Gain on repurchase of debt	—	—	—	(193,690)	—	—	—	(193,690)
Deferred revenue amortization	—	—	—	(17,375)	(24,847)	—	—	(42,222)
Pension expense	—	530	—	3,702	—	—	—	4,232
Other	—	—	—	10	6,245	—	—	6,255
Income taxes paid, net of income taxes received	—	(152)	—	(33,589)	(1,935)	(4,874)	—	(40,550)
Interest paid, net of interest received	(42)	122	—	(153,234)	4,817	48,775	—	(99,562)
Government grant received	—	—		—	—	2,364	—	2,364
Operating assets and liabilities	2,754	(3,197)	—	1,323	(7,395)	(68,905)	(227)	(75,647)
Net cash from (used in) operating activities	845	(3,599)	—	27,637	167,340	(53,773)	(74,294)	64,156
Cash flows (used in) generated from investing activities
Cash payments related to satellite programs	—	—	—	—	—	(502,384)	—	(502,384)
Cash payments related to property and other equipment	—	—	—	(3,022)	(88)	(44,828)	—	(47,938)
Purchase of intangible assets	—	—	—	—	(52)	—	—	(52)
Government grant received	—	—	—	—	—	15,031	—	15,031
Net proceeds from disposal of subsidiaries	—	—	—	1,213	—	—		1,213
Return of capital to shareholder	—	—	—	114,856	—	—	(114,856)	—
Investment in affiliates	—	—	—	(163,224)	—	—	163,224	—
Net cash (used in) generated investing activities	—	—	—	(50,177)	(140)	(532,181)	48,368	(534,130)

Unaudited Interim Condensed Consolidating Statements of Cash Flows
For the nine months ended September 30, 2024 — (Continued)

(in thousands of $)	Telesat Corporation	Telesat Partnership	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non- guarantor subsidiaries	Adjustments	Consolidated
Cash flows (used in) generated from financing activities
Repurchase of indebtedness	—	—	—	(147,908)	—	—	—	(147,908)
Payments of principal on lease liabilities	—	—	—	(1,125)	(459)	(224)	—	(1,808)
Satellite performance incentive payments	—	—	—	(1,717)	(1,254)	—	—	(2,971)
Tax withholdings on settlement on restricted and performance share units	—	—	—	(5,016)	(349)	(31)	—	(5,396)
Dividends paid	—	—	—	—	(74,294)	—	74,294	—
Proceeds from issuance of share capital	—	—	—	—	—	163,224	(163,224)	—
Return of capital to shareholder	—	—	—	—	(114,856)	—	114,856	—
Net cash (used in) generated from financing activities	—	—	—	(155,766)	(191,212)	162,969	25,926	(158,083)
Effect of changes in exchange rate on cash and cash equivalent	11	177	—	4,430	1,500	30,249	—	36,367
Changes in cash and cash equivalents	856	(3,422)	—	(173,876)	(22,512)	(392,736)	—	(591,690)
Cash and cash equivalents, beginning of period	708	7,800	—	280,859	140,561	1,239,161	—	1,669,089
Cash and cash equivalents, end of period	$1,564	$4,378	$—	$106,983	$118,049	$846,425	$—	$1,077,399

Unaudited Interim Condensed Consolidating Statements of Cash Flows
For the nine months ended September 30, 2023

(in thousands of $)	Telesat Corporation	Telesat Partnership	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non- guarantor subsidiaries	Adjustments	Consolidated
Cash flows from (used in) operating activities
Net income (loss)	$327,780	$328,655	$—	$330,909	$97,548	$(1,055)	$(539,907)	$543,930
Adjustment to reconcile net income (loss) to cash flows from operating activities
Depreciation	—	—	—	27,249	113,748	1,041	(1,971)	140,067
Amortization	—	—	—	721	1,988	242	6.976	9,927
Tax expense (recovery)	—	2,162	—	43,279	6,061	2,376	45,942	99,820
Interest expense	45	(144)	—	197,263	10,288	10	(2,291)	205,171
Interest income	(1)	(45)	—	(13,883)	(1,582)	(32,116)	—	(47,627)
(Gain) loss on foreign exchange	615	(5)	—	(310)	(547)	66	—	(181)
Share-based compensation	(692)	—	—	26,461	2,870	(2,573)	—	26,066
(Income) loss from equity investments	(328,655)	(330,909)	—	(96,243)	(250)	—	756,057	—
Loss (gains) on disposal of assets	—	—	—	43	(4)	1,828	(1,874)	(7)
Gain on repurchase of debt	—	—	—	(221,462)	—	—	—	(221,462)
Deferred revenue amortization	—	—	—	(22,053)	(22,510)	(890)	—	(45,453)
Pension expense	—	512	—	3,742	—	—	—	4,254
C-band clearing income	—	—	—	—	—	—	(344,892)	(344,892)
Other	—	—	—	1,299	1,520	—	—	2,819
Income taxes paid, net of income taxes received	—	(36)	—	(40,520)	(2,045)	(2,049)	—	(44,650)
Interest paid, net of interest received	1	45	—	(173,188)	696	32,321	—	(140,125)
Government grant received	—	—	—	—	—	972	—	972
Operating assets and liabilities	933	(6,557)	—	(1,538)	(8,317)	(18,566)	2,405	(31,640)
Net cash from (used in) operating activities	26	(6,322)	—	61,769	199,464	(18,393)	(79,555)	156,989

Cash flows (used in) generated from investing activities
Satellite programs	—	—	—	(8,933)	—	(37,963)	—	(46,896)
Purchase of other property and equipment	—	—	—	(8,557)	(385)	(17,937)	—	(26,879)
Purchase of intangible assets	—	—	—	(13,211)	—	—	—	(13,211)
Government grant received	—	—	—	—	—	117	—	117
Return of capital to shareholder	—	3,293	—	131,940	—	—	(135,233)	—
C-band clearing proceeds	—	—	—	—	—	351,438	—	351,438
Investment in affiliates	—	—	—	—	(750)	—	750	—
Net cash (used in) generated from investing activities	—	3,293	—	101,239	(1,135)	295,655	(134,483)	264,569

Unaudited Interim Condensed Consolidating Statements of Cash Flows
For the nine months ended September 30, 2023 — (Continued)

(in thousands of $)	Telesat Corporation	Telesat Partnership	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non- guarantor subsidiaries	Adjustments	Consolidated
Cash flows (used in) generated from financing activities
Repayment of indebtedness	—	—	—	(316,733)	—	—	—	(316,733)
Payment of principal on lease liabilities	—	—	—	(928)	(380)	(300)	—	(1,608)
Satellite performance incentive payments	—	—	—	(3,257)	(1,062)	—	—	(4,319)
Proceeds from exercise of stock options	—	—	—	27	—	—	—	27
Tax withholdings on settlement of restricted share units	—	—	—	(2,458)	(220)	(41)	—	(2,719)
Proceeds from issuance of share capital	—	—	—	—	—	750	(750)	—
Return of capital to shareholder	—	—	—	(3,293)	(131,940)	—	135,233	—
Dividends paid	—	—	—	(10)	(79,545)	—	79,555	—
Net cash (used in) generated from financing activities	—	—	—	(326,652)	(213,147)	409	214,038	(325,352)
Effect of changes in exchange rate on cash and cash equivalent	—	(11)	—	261	(1,125)	1,921	—	1,046
Changes in cash and cash equivalents	26	(3,040)	—	(163,383)	(15,943)	279,592	—	97,252
Cash and cash equivalents, beginning of period	18	4,742	—	496,106	136,713	1,040,213	—	1,677,792
Cash and cash equivalents, end of period	$44	$1,702	$—	$332,723	$120,770	$1,319,805	$—	$1,775,044

CURRENT SHARE INFORMATION

The number of shares and stated value of the outstanding Class A common shares and Class B variable voting shares (“Telesat Public shares”), and Class C fully voting shares and Class C limited voting shares (together, the “Class C shares”) as at September 30, 2024, were as follows:

	Number of shares	Stated value
Telesat Public shares	13,940,086	$50,127
Class C shares	112,841	6,340
	14,052,927	$56,467

The breakdown of the number of shares of Telesat Public Shares, as at September 30, 2024, was as follows:

Telesat Public shares
Class A Common shares	2,016,982
Class B Variable Voting shares	11,923,104
Total Telesat Public shares	13,940,086

The split between the Class A Common shares and Class B Variable Voting shares in the table above is based on information available to the Company as at September 30, 2024.

In addition, we have one Class A Special Voting Share, one Class B Special Voting Share, one Class C Special Voting Share and one Golden Share outstanding, each with a nominal stated value as at September 30, 2024.

The number of outstanding stock options, restricted share units (“RSUs”), performance share units (“PSUs”) and deferred share units (“DSUs”) issued under our Omnibus Plan and Historic Plan as at September 30, 2024 were as follows:

	Historic Plan	Omnibus Plan
Stock Options	52,628	796,522
RSUs with time criteria	62,040	985,618
RSUs with time and performance criteria	124,080	—
PSUs with time and performance criteria	—	692,129
DSUs	—	174,832
	238,748	2,649,101

Each of the foregoing securities can be settled or exercised, as applicable, for Telesat Public Shares.

During the nine months ended September 30, 2024, 741,633 Restricted Share Units (“RSUs”) were settled for 356,127 Telesat Public Shares, on a net settlement basis (nine months ended September 30, 2023 — 511,157 RSUs were settled for 260,247 Telesat Public Shares, on a net settlement basis).

During the nine months ended September 30, 2024, 12,434 Deferred Share Units (“DSUs”) were settled for an equal number of Telesat Public Shares (nine months ended September 30, 2023 — Nil).

During the nine months ended September 30, 2024, 93,896 Performance Share Units (“PSU”) were settled for 67,281 Telesat Public Shares (nine months ended September 30, 2023 — Nil).

During the nine months ended September 30, 2024, 6,743 options were exercised in exchange for an equal number of Telesat Public Shares (nine months ended September 30, 2023 — 1,000 options were exercised in exchange for an equal number of Telesat Public Shares).

During the nine months ended September 30, 2023, 532,473 Telesat Public Shares were issued in exchange for an equal number of Class B Limited Partnership units (“LP Units”). There were no exchanges of LP Units in the nine months ended September 30, 2024.

The number and stated value of the outstanding limited partnership units (“LP Units”) issued by Telesat Partnership LP as at September 30, 2024, were as follows:

(in thousands of $, except number of units)	Number of units	Stated value
Class A and Class B LP Units	18,321,792	$50,141
Class C LP Units	18,098,362	38,893
	36,420,154	$89,034

On consolidation into Telesat Corporation, the stated value of the LP Units is included in non-controlling interest.

CRITICAL ACCOUNTING JUDGMENTS AND ESTIMATES

The preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements, and the amounts of revenue and expenses reported for the year. Actual results could differ from these estimates under different assumptions and conditions. For more details on these estimates, refer to Note 5 of our audited consolidated financial statements for the year ended December 31, 2023.

The critical accounting judgements and estimates used in the application of our accounting policies are consistent with those outlined in Note 5 of the consolidated financial statements for the year ended December 31, 2023.

ACCOUNTING STANDARDS

Segment Reporting

As of January 1, 2024, we changed from operating with one operating segment to two operating segments. The two operating segments are geostationary (“GEO”) and LEO. Transactions that do not belong to a particular operating segment such as certain corporate entities are reported within “Others”.

Operating segments are reported in a manner consistent with the internal reporting provided to the Company’s Chief Operating Decision Maker, who is the Company’s Chief Executive Officer.

Impairment of Goodwill and Indefinite Life Intangible Assets

An assessment for impairment of goodwill and indefinite life intangible assets is performed annually, or more frequently whenever events or changes in circumstances indicate that the carrying amounts of these assets are likely to exceed their recoverable amount.

Up to the year ended December 31, 2023, goodwill was tested for impairment at the entity-level which represented the lowest level within the Company at which the goodwill was monitored for internal management purposes. Due to the changes made to the operating segments, as of January 1, 2024, the Company reallocated its goodwill to GEO and LEO segments on a relative fair value basis which are now considered to be the lowest level at which the goodwill is monitored for the purpose of impairment.

Future Changes in Accounting Policies

The IASB periodically issues new and amended accounting standards. The new and amended standards determined to be applicable to the Company are disclosed below. The remaining new and amended standards have been excluded as they are not applicable.

IFRS 18, Presentation and Disclosures of Financial Statements

In April 2024, the IASB issued IFRS 18, Presentation and Disclosures of Financial Statements (“IFRS 18”) with the aim of improving companies’ reporting of financial performance and give investors a better basis for analyzing and comparing companies.

IFRS 18 introduces three new sets of requirements:

1) Improved comparability in the statement of profit or loss (income statement) which introduces three defined categories for income and expenses: operating, investing and financing. These changes would require all companies to use the same structure of the income statement, provide new defined subtotals, including operating profit.

2) Enhanced transparency of management-defined performance measures which would require companies to disclose explanations of those company specific measures that are related to the income statement.

3) More useful grouping of information in the financial statements which provides enhanced guidance on how to organize information and whether to provide it in the primary financial statements or in the notes.

IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, with early adoption permitted.

We are currently evaluating the impact of this new standard.

Item 3.       Quantitative and Qualitative Disclosures About Market Risk

See Item. 2 Management’s Discussion and Analysis of Financial Condition and Results of Operations, and the section “Market Risk”.

PART II. OTHER INFORMATION

Item 1.       Legal Proceedings

We discuss certain legal proceedings in Telesat Corporation’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, filed with the SEC, in the section titled “Legal Proceedings”. We refer the reader to that discussion for information concerning those proceedings. There have been no material developments in those proceedings since the filing of that report.

In addition, Telesat Canada is in a contract dispute with its customers Shaw Satellite G.P. and Shaw Satellite Services Inc. (collectively, “Shaw”), regarding payments for services provided to Shaw on the Anik F2 satellite and related ground services pursuant to two agreements with terms ending December 31, 2025. Shaw has purported to terminate both agreements alleging that the Anik F2 RF channel services failed to meet the required performance parameters. While the Anik F2 satellite experienced a North-South thruster failure in late 2021, and was transitioned to inclined operations in late 2022, the Anik F2 satellite remains capable of meeting the performance parameters in the agreements. Telesat Canada advised Shaw that it had no right to terminate the agreements and that Telesat Canada has not accepted those terminations, that Shaw is in arrears in its payments under the agreements, and that Telesat Canada would terminate the services provided under the agreements if Shaw did not pay the arrears. Shaw failed to pay the arrears and Telesat Canada terminated the services provided under the agreements effective August 31, 2024 and commenced an action against Shaw in the Ontario Superior Court of Justice on September 26, 2024 seeking, among other things, damages for breach of contract and breach of the duty of good faith in the amount of $45 million. While we believe we have a strong position in this contract dispute with Shaw, no assurances can be made on a successful outcome to the dispute and, further, no assurances can be made on recovery of any amounts in connection therewith.

Item 1A.    Risk Factors

Our business and operations are subject to a significant number of known and unknown risks and uncertainties. The most significant of the known risks are summarized in, and the reader’s attention is directed to, the section titled “Risk Factors” of Telesat Corporation’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023 and our reports on the Form 6-K filed on March 28, 2024 and on May 10, 2024. There have been no material changes to the risk factors since the filing of those reports.

Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially adversely affect our business, financial condition or operating results.

Item 2.       Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3.       Defaults Upon Senior Securities

None.

Item 4.       Reserved

Item 5.       Other Information

None.

Item 6.       Exhibits

None.